File Pursuant To Rule 424(b)(5)
Registration No. 333-156050
PROSPECTUS SUPPLEMENT
(to prospectus dated December 30, 2008)
1,046,400 Shares
8.00% Series D Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 per share)

     We are offering 1,046,400 shares of our 8.00% Series D cumulative redeemable preferred stock, par value $0.001 per share, in a privately negotiated transaction. The sale, if any, will be made pursuant to the terms of a subscription agreement that is being filed with the Securities and Exchange Commission as an exhibit to our Current Report on Form 8-K to be filed on April 11, 2011. The Series D preferred stock is being sold directly by us. As of March 31, 2011, there were 4,374,896 shares of our Series D preferred stock outstanding.
     Dividends on the Series D preferred stock sold in this offering will be payable quarterly on the fifteenth day of January, April, July and October of each year. The first dividend on our Series D preferred stock sold in this offering will be paid on July 15, 2011, and will be for less than a full quarter. The dividend rate is 8.00% per year of the $25.00 liquidation preference, which is equivalent to $2.00 per year per share of Series D preferred stock.
     The liquidation preference of each share of Series D preferred stock is $25.00.
     We may redeem all or a portion of the Series D preferred stock, in whole or in part, at any time or from time to time, at $25.00 per share, plus accrued and unpaid dividends. We may also redeem the Series D preferred stock, if necessary, to preserve our status as a real estate investment trust.
     The Series D preferred stock has no stated maturity, is not subject to any sinking fund or mandatory redemption, is not convertible into any other securities and will remain outstanding indefinitely unless redeemed at our option.
     Holders of shares of Series D preferred stock will generally have no voting rights, except for limited voting rights if we fail to pay dividends for three consecutive quarterly periods or six quarterly periods (whether or not consecutive) and in certain other events.
     The shares of Series D preferred stock are subject to certain restrictions on ownership and transfer designed to preserve our qualification as a real estate investment trust for federal income tax purposes. See “Description of Series D Preferred Stock — Restrictions on Ownership and Transfer” on page S-10 of this prospectus supplement and “Description of Capital Stock” beginning on page 3 of the accompanying prospectus.
     Our Series D preferred stock is listed on the New York Stock Exchange under the symbol “PKYPrD.” The last reported sale price of the Series D preferred stock on the New York Stock Exchange on April 7, 2011 was $24.79 per share.
     Investing in our Series D preferred stock involves a high degree of risk. See “Risk Factors” beginning on page S-4 of this prospectus supplement, on page 1 of the accompanying prospectus and beginning on page 6 of our Annual Report on Form 10-K for the year ended December 31, 2010, to read about factors you should consider before buying shares of our Series D preferred stock.
     None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved these securities or determined if this prospectus is truthful or complete prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is April 10, 2011.

Prospectus Supplement
Prospectus
     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus supplement and the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell shares of our Series D preferred stock and seeking offers to buy shares of our Series D preferred stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated herein by reference, is accurate only as of their respective dates or on other dates which are specified in those documents, regardless of the time of delivery of this prospectus supplement or of any sale of our Series D preferred stock. Our business, financial condition, results of operations and prospects may have changed since those dates.
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ABOUT THIS PROSPECTUS SUPPLEMENT
     This document has two parts. The first part is the prospectus supplement, which describes the specific terms of this offering of our Series D preferred stock and also adds to or updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. Any statement herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in any subsequently filed document, which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus. You should read this prospectus supplement and the accompanying prospectus together with the additional information described under the heading “Where You Can Find More Information” before investing in our Series D preferred stock.
     All references to “we,” “our” and “us” in this prospectus supplement means Parkway Properties, Inc. and all entities owned or controlled by us, except where it is made clear that the term means only the parent company. The term “you” refers to a prospective investor.
     Parkway Properties, Inc., our logo and other trademarks mentioned in this prospectus supplement and accompanying prospectus are the property of their respective owners.
FORWARD-LOOKING STATEMENTS
     This prospectus supplement and the accompanying prospectus, including the documents that we incorporate by reference in each, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Additionally, documents we subsequently file with the Securities and Exchange Commission, or SEC, and incorporate by reference may contain forward-looking statements. In particular, statements pertaining to our beliefs, expectations or intentions or those pertaining to our capital resources, profitability and portfolio performance and estimates of market rental rates contain forward-looking statements. Forward-looking statements involve numerous risks and uncertainties some of which may be beyond our control. The following factors, among others discussed herein and in our filings under the Exchange Act, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:
•	defaults or non-renewal of leases;

•	increased interest rates and operating costs;

•	failure to obtain necessary outside financing;

•	difficulties in identifying properties to acquire and in effecting acquisitions;

•	risks associated with the use of leverage to acquire or finance properties;

•	the failure to acquire or sell properties as and when anticipated;

•	failure to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended, or the Code;

•	environmental uncertainties;

•	risks related to natural disasters;
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•	financial market fluctuations;

•	changes in real estate and zoning laws and increases in real property tax rates; and

•	the factors referenced in “Risk Factors” beginning on page S-4 of this prospectus supplement, on page 1 of the accompanying prospectus and beginning on page 6 of our Annual Report on Form 10-K for the year ended December 31, 2010.
     Our success also depends upon the trends of the economy, including interest and employment rates, income tax laws, governmental regulation, legislation, and population changes. You are cautioned not to unduly rely on the forward-looking statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement, except as required by U.S. federal securities laws.
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PROSPECTUS SUPPLEMENT SUMMARY
     This summary highlights key aspects of this offering. This summary is not complete and does not contain all of the information that you should consider before investing in shares of our Series D preferred stock. You should read this entire prospectus supplement and the accompanying prospectus, together with the information incorporated by reference, including the risk factors, financial data and related notes, before making an investment decision.
Parkway Properties, Inc.
Overview
     We are a self-administered real estate investment trust, or REIT, specializing in the operation, leasing, acquisition and ownership of office properties. We are geographically focused on the Southeastern and Southwestern United States and Chicago. As of April 10, 2011, we owned or had an interest in a portfolio consisting of 67 office properties located in 11 states with an aggregate of approximately 14.1 million square feet of leasable space. Included in the portfolio are 22 properties totaling 4.5 million square feet that are owned jointly with other investors, representing 32.2% of the portfolio. Fee-based real estate services are offered through our wholly-owned subsidiary, Parkway Realty Services, LLC, which also manages and/or leases approximately 1.6 million square feet for third-party owners at April 10, 2011.
     We generate revenue primarily by leasing office space to customers and providing management and leasing services to third-party office property owners (including joint ventures in which we own an interest). The primary drivers behind our revenues are occupancy, rental rates and customer retention. Our revenues are dependent on the occupancy of our office buildings. As of March 1, 2011, our office portfolio was 83.8% occupied.
     We are a corporation organized under the laws of the State of Maryland. Our principal executive offices are located at One Jackson Place, Suite 1000, 188 East Capitol Street Jackson, Mississippi, 39201, and our telephone number is (601) 948-4091. We also have a website that can be accessed at www.pky.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus supplement or the accompanying prospectus.
Recent Developments
     Parkway Properties, Inc. and certain controlled affiliates (collectively “Parkway” or the “Company”) have entered into definitive agreements with privately-owned Eola Capital LLC (“Eola”) and certain of its affiliates pursuant to which Eola’s principals will contribute their property management business to Parkway and Parkway has acquired two and will acquire four additional office properties from Eola and its affiliates through Parkway Properties Office Fund II, LP (“Fund II”), a $750.0 million discretionary fund with Teacher Retirement System of Texas. The combination is valued at approximately $463 million and is scheduled to close during the second quarter of 2011, subject to customary closing conditions.
     Parkway’s total investment for the combination, including both its share of the purchase of the six assets and the contribution of the management company, is approximately $125.4 million and is expected to be funded through available cash, borrowings under Parkway’s revolving credit facility, and the issuance of units of limited partnership interest in Parkway’s operating partnership and the shares of Series D preferred stock offered pursuant to this prospectus supplement.

The Offering
     The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the Series D preferred stock, see “Description of Series D Preferred Stock” in this prospectus supplement and “Description of Preferred Stock” in the accompanying prospectus.

Securities offered.	1,046,400 shares of 8.00% Series D cumulative redeemable preferred stock, par value $0.001 per share.

Series D preferred stock to be outstanding after this offering.	As of March 31, 2011, there were 4,374,896 shares of our Series D preferred stock outstanding and following this offering, there will be 5,421,296 shares of our Series D preferred stock outstanding.

Dividends.	Investors will be entitled to receive cumulative cash dividends on the Series D preferred stock at a rate of 8.00% per year of the $25.00 liquidation preference per share (equivalent to $2.00 per year per share). Dividends on the Series D preferred stock offered hereby will be payable quarterly in arrears on or before the 15th day of each January, April, July and October (or, if not a business day, the next succeeding business day). The first dividend on the shares of Series D preferred stock sold in this offering will be paid on July 15, 2011, and will be for less than a full quarter. Such first dividend and any dividend distribution payable on Series D Preferred Stock for any partial distribution period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the Series D preferred stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared.

Liquidation preference.	If we liquidate, dissolve or wind up, holders of the Series D preferred stock will have the right to receive $25.00 per share, plus accrued and unpaid dividends (whether or not declared), before any payments are made to the holders of our common stock and any other class or series of our capital stock ranking junior to the Series D preferred stock as to the distribution of assets upon our liquidation, dissolution or winding up, or liquidation rights. The rights of the holders of the Series D preferred stock to receive their liquidation preference will be subject to (i) the rights of any series of our preferred stock that ranks senior to the Series D preferred stock as to liquidation rights and (ii) the proportionate rights of each other series or class of our stock ranked on a parity with the Series D preferred stock as to liquidation rights, or parity stock.

No maturity.	The Series D preferred stock does not have any stated maturity date and is not subject to any sinking fund or mandatory redemption except as provided in our charter. Accordingly, the shares of Series D preferred stock will remain outstanding indefinitely unless we decide to redeem them or purchase all or a portion of the shares in the open market. We are not required to set aside funds to redeem the Series D preferred stock.

Optional redemption.	We may, at our option, redeem the Series D preferred stock, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days’ written notice, for cash at a price of $25.00 per share, plus all accrued and unpaid dividends thereon, if any, to the date fixed for redemption, without interest.

Ranking.	The shares of Series D preferred stock offered hereby will rank (i) senior to our common stock and to any other classes or series of our capital stock (except as described below), (ii) and on a parity with our outstanding shares of Series D preferred stock and any other class or series of capital stock authorized or issued in the future that ranks on a parity with the Series D preferred stock and (iii) junior to any class or series of our capital stock authorized or issued in the future that ranks senior to the Series D preferred stock, in each case as to the payment of dividends and liquidation rights.

Voting rights.	Holders of Series D preferred stock generally will have no voting rights, except as required by law. However, if we fail to pay dividends on the Series D preferred stock or parity stock for three or more consecutive quarters or any six quarters (whether or not consecutive), whether or not earned or declared, then the holders of such shares (voting together as a class with the holders of any other series of parity stock) will be entitled to elect two additional directors to our board of directors until all unpaid dividends have been declared and paid or set aside for payment. In addition, we may not make certain changes to the terms of the Series D preferred stock that would be materially adverse to the rights of holders of the Series D preferred stock without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series D preferred stock.

Restrictions on ownership and transfer.	In order to assist us in maintaining our qualification as a REIT for federal income tax purposes, ownership, actually or constructively, by any person of more than 9.8% in value or number (whichever is more restrictive) of our capital stock is restricted by our charter. See “Description of Series D Preferred Stock — Restrictions on Ownership and Transfer” in this prospectus supplement and “Description of Capital Stock” in the accompanying prospectus.

Listing.	The Series D preferred stock is listed on the NYSE under the symbol “PKYPrD.” We will apply to list the shares of Series D preferred stock offered in this offering on the NYSE under the existing symbol “PKYPrD” covering the outstanding shares of Series D preferred stock.

Conversion.	The Series D preferred stock is not convertible into or exchangeable for any other property or securities, except that shares of Series D preferred stock are convertible into shares of “excess stock” (as defined in our charter) in order to ensure that we remain a qualified REIT for federal income tax purposes.

Use of proceeds.	We anticipate that our net proceeds from this offering, after deducting estimated offering expenses payable by us, will be approximately $26.1 million. We will contribute the net proceeds from this offering to our operating partnership in exchange for additional preferred units of limited partnership interest in our operating partnership that have substantially identical economic terms as the Series D preferred stock. Our operating partnership intends to use the net proceeds from this offering for portfolio investments in Fund II and general corporate purposes.

Risk factors.	An investment in our Series D preferred stock involves a high degree of risk. You should carefully consider the matters discussed under the caption entitled “Risk Factors” beginning on page S-4 of this prospectus supplement, on page 1 of the accompanying prospectus and on page 6 of our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated herein by reference.

RISK FACTORS
     Investing in our Series D preferred stock involves a high degree of risk. You should carefully consider the risk factors set forth below and the risks set forth under the caption “Risk Factors” on page 1 of the accompanying prospectus and on page 6 of our most recent annual report on Form 10-K incorporated by reference in this prospectus supplement and the accompanying prospectus, our future periodic reports as well as the other information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus, any other prospectus supplements hereto, and any related free writing prospectus before making a decision to invest in our Series D preferred stock. If any of these risks actually occur, it may materially harm our business, financial condition, operating results and cash flow. As a result, the market price of our Series D preferred stock could decline, and you could lose all or part of your investment.
Despite being listed on the NYSE, an active trading market for our Series D preferred stock has not developed and may never develop or be sustained.
     Although the outstanding shares of our Series D preferred stock are listed on the NYSE, an active and liquid trading market to sell our Series D preferred stock has not developed and may never develop or be sustained. We will apply to list the shares of Series D preferred stock offered hereby on the NYSE under the existing symbol “PKYPrD” covering the outstanding shares of Series D preferred stock. Because our Series D preferred stock has no stated maturity date, investors seeking liquidity may be limited to selling their shares in the secondary market. If an active trading market does not develop, the market price and liquidity of our Series D preferred stock may be adversely affected. Even if an active public market does develop, we cannot guarantee you that the market price for our Series D preferred stock will equal or exceed the price you pay for your shares.
     The market determines the trading price for our Series D preferred stock and may be influenced by many factors, including our history of paying dividends on our Series D preferred stock, variations in our financial results, the market for similar securities, investors’ perception of us, our issuance of additional preferred equity or indebtedness and general economic, industry, interest rate and market conditions. Because our Series D preferred stock carries a fixed dividend rate, its value in the secondary market will be influenced by changes in interest rates and will tend to move inversely to such changes.
Our Series D preferred stock has not been rated and is subordinate to our existing and future debt, and your interests could be diluted by the issuance of additional preferred stock that ranks on parity with our Series D preferred stock and by other transactions.
     Our Series D preferred stock has not been rated by any nationally recognized statistical rating organization and is subordinate to all of our existing and future debt. Our future debt may include restrictions on our ability to pay dividends to preferred stockholders. Our board of directors has the power to reclassify unissued common stock as preferred stock. The issuance of additional preferred stock on parity with or senior to our Series D preferred stock would dilute the interests of the holders of our Series D preferred stock, and any issuance of preferred stock senior to our Series D preferred stock or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series D preferred stock. None of the provisions relating to our Series D preferred stock contain any provisions affording the holders of our Series D preferred stock protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, that might adversely affect the holders of our Series D preferred stock, so long as the rights of our Series D preferred stock holders are not materially and adversely affected.
As a holder of our Series D preferred stock you have extremely limited voting rights.
     Your voting rights as a holder of our Series D preferred stock will be extremely limited. Shares of our common stock are the only class carrying full voting rights. Voting rights for holders of Series D preferred stock exist primarily with respect to adverse changes in the terms of our Series D preferred stock, the creation of additional classes or series of preferred stock that are senior to our Series D preferred stock and our failure to pay dividends on our Series D preferred stock.

We may not be able to pay dividends regularly.
     Our ability to pay dividends in the future is dependent upon our ability to operate profitably and to generate cash from our operations. We cannot guarantee you that we will be able to pay dividends on a regular quarterly basis in the future. Furthermore, any new securities issued by us could increase the cash required to continue to pay cash dividends at current levels. Any common shares or preferred shares that we may issue in the future to finance acquisitions, upon exercise of stock options or otherwise, would have a similar effect.
     In addition, our governing documents permit us to incur additional indebtedness. Accordingly, we may incur additional indebtedness and become more highly leveraged, which could adversely affect our financial position and limit our cash available to pay dividends. We may not have sufficient funds to satisfy our dividend obligations relating to our Series D preferred stock if we incur additional indebtedness or if the other risks we face adversely affect our financial condition.
USE OF PROCEEDS
     We anticipate that the net proceeds of this offering, after deducting the estimated offering expenses payable by us, will be approximately $26.1 million. We will contribute the net proceeds from this offering to our operating partnership in exchange for preferred units of limited partnership interest in our operating partnership that have substantially identical economic terms as our Series D preferred stock. Our operating partnership intends to use the net proceeds from this offering for portfolio investments in Fund II and general corporate purposes.
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
     The following table shows our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown:

	For the Year Ended December 31,
	2006	2007	2008(3)	2009(3)	2010(3)
Ratio of earnings to combined fixed charges and preferred stock dividends (1)(2)	1.25	1.15	0.54	0.54	0.53

(1)	For purposes of computing these ratios, earnings have been calculated by adding fixed charges, excluding capitalized interest, and preferred stock dividends to pre-tax income from continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized, the estimated interest component of rental expenses and amortization of debt issuance costs.

(2)	If we use the net proceeds from the offering to pay down our credit facility, the pro forma ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown would not differ by 10% or more from the amounts shown.

(3)	Our fixed charges and preferred stock dividends exceeded our earnings, as adjusted, by $29.7 million, $27.4 million and 28.8 million for 2008, 2009 and 2010, respectively.
     The ratios are based solely on historical financial information, and no pro forma adjustment has been made thereto.

DESCRIPTION OF SERIES D PREFERRED STOCK
     This description of our Series D preferred stock, that is formally designated as “Series D Cumulative Redeemable Preferred Stock,” supplements the description of the general terms and provisions of our preferred stock in the accompanying prospectus and to the extent inconsistent herewith, the description of the Series D preferred stock contained herein supersedes the description therein. You should consult that general description for further information.
     The following summary of the material terms and provisions of the Series D preferred stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections in the Articles Supplementary filed with the State Department of Assessments and Taxation of Maryland, or the SDAT, on May 29, 2003, the Articles Supplementary filed with the SDAT on August 10, 2010, and the Articles Supplementary to be filed with the SDAT in connection with this offering setting forth the terms of the Series D preferred stock, and by reference to our charter, bylaws and applicable laws.
General
     As of March 31, 2011, our authorized capital stock consisted of 65,625,104 shares of common stock, par value $0.001 per share, 4,374,896 shares of Series D preferred stock, par value $0.001 per share and 30,000,000 shares of excess stock, par value $0.001 per share. On such date, all 4,374,896 authorized shares of Series D preferred stock were issued and outstanding.
     Our charter authorizes our board of directors to issue shares of preferred stock and to classify and reclassify any unissued shares of common stock into one or more classes or series of preferred stock. The preferred stock may be issued from time to time with such designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption as shall be determined by our board of directors. See “Description of Preferred Stock” in the accompanying prospectus.
     Pursuant to this charter authority, our board of directors authorized the reclassification and designation of 1,000,000 shares of our common stock as additional shares of Series D preferred stock for issuance in connection with this offering. We are required to file Articles Supplementary with the SDAT in order to record this reclassification, as authorized by our board of directors.
     As of the date we file Articles Supplementary with the SDAT in connection with this offering classifying 1,046,400 shares of our common stock as additional shares of our Series D preferred stock, our authorized capital stock will consist of 64,578,704 shares of common stock, par value $0.001 per share, 5,421,296 shares of Series D preferred stock, par value $0.001 per share, and 30,000,000 shares of excess stock, par value $0.001 per share.
     The transfer agent, registrar and distribution disbursing agent for our Series D preferred stock is Wells Fargo Shareowner Services.
     The shares of our Series D preferred stock currently outstanding are listed on the NYSE under the symbol “PKYPrD.” We will apply to list the shares of Series D preferred stock offered hereby on the NYSE under the existing symbol “PKYPrD” covering the outstanding shares of Series D preferred stock.
Maturity
     Our Series D preferred stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption except as provided in our charter. Accordingly, the shares of our Series D preferred stock will remain outstanding indefinitely unless we decide to redeem them or purchase all or a portion of the shares in the open market. We are not required to set aside funds to redeem our Series D preferred stock.

Ranking
     Our Series D preferred stock ranks senior to our common stock and to any other class or series of our capital stock (other than any class or series described below) with respect to the payment of dividends and liquidation rights. The Series D preferred stock offered hereby will rank on a parity with our outstanding shares of Series D preferred stock and any other class or series of capital stock that we may authorize or issue the terms of which specifically provide that such class or series of capital stock ranks on a parity with our Series D preferred stock as to the payment of dividends and liquidation rights. Our Series D preferred stock ranks junior to any class or series of our capital stock that we may later authorize or issue the terms of which specifically provide that such class or series of capital stock ranks senior to our Series D preferred stock as to the payment of dividends and liquidation rights. Any authorization or issuance of equity securities senior to our Series D preferred stock would require the affirmative vote of the holders of two-thirds of the outstanding shares of Series D preferred stock. Any of our debt securities that are convertible into or exchangeable for shares of our capital stock will not constitute a class or series of our capital stock.
Dividends
     Subject to the rights of other series of preferred stock that may from time to time come into existence, holders of shares of our Series D preferred stock are entitled to receive, when and as declared by our board of directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 8.00% per year of the $25.00 liquidation preference per share (equivalent to a fixed annual amount of $2.00 per share).
     Dividends on our Series D preferred stock are payable quarterly, when and as authorized by our board of directors, in arrears on or before the fifteenth day of each January, April, July and October (or, if not a business day, the next succeeding business day). The first dividend on the Series D preferred stock sold in this offering will be paid on July 15, 2011, and will be for less than a full quarter. Any dividends payable on the Series D preferred stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.
     Dividends will be payable to holders of record as they appear in our stock records at the close of business on the applicable record date, which shall be the last business day of each March, June, September and December, respectively, or on such other date designated by our board of directors for the payment of dividends that is not more than 30 nor less than 10 days prior to the applicable dividend payment date.
     We will not declare or pay or set aside for payment any dividend on the shares of our Series D preferred stock if the terms of any of our agreements, including any agreement relating to our indebtedness, prohibit such declaration, payment or setting aside of funds for payment or provide that such declaration, payment or setting aside of funds for payment would constitute a breach of or a default under that agreement, or if such declaration, payment or setting aside of funds for payment is restricted or prohibited by law.
     Notwithstanding the foregoing, dividends on the shares of our Series D preferred stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the shares of our Series D preferred stock will accumulate as of the dividend payment date on which they became payable, but no interest or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on our Series D preferred stock that may be in arrears.
     If for any taxable year, we elect to designate as “capital gain dividends” (as defined in Section 857 of the Code) any portion of the total dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of capital stock, then the portion of the capital gains amount that shall be allocable to the holders of our Series D preferred stock shall be in the same portion that the total dividends paid or made available to the holders of our Series D preferred stock for the year bears to the total dividends paid or made available to holders of all classes of capital stock. We may elect to retain and pay income tax on our net long-term capital gains. In such a case, the holders of our Series D preferred stock would include in income their proportionate share of our undistributed long-term capital gains, as we designate.
     We will not declare or pay or set aside any funds for the payment of any dividends (other than a dividend in shares of our common stock or in shares of any other class of stock ranking junior to our Series D preferred stock as to the payment of dividends and liquidation rights) on any shares of parity stock or any shares of our capital stock that rank junior to our Series D preferred stock as to the payment of dividends and liquidation rights for any period unless we also have declared and either paid or a sum sufficient set aside for payment the full cumulative dividends on the shares of Series D preferred stock for the current and all past dividend periods. When dividends on our Series D preferred stock and the shares of any parity stock are not paid in full or a sum sufficient set aside for full payment, the full cumulative dividends on the shares of our Series D preferred stock and all series of parity stock will be allocated pro rata to the shares of our Series D preferred stock and to each parity series of shares so that the amount declared for each share of our Series D preferred stock and for each share of each parity series is proportionate to the accrued and unpaid dividends on those shares.
     Except as provided in the immediately preceding paragraph, unless we declare and pay or set aside for payment full cumulative dividends on the shares of our Series D preferred stock, we will not declare or pay or set aside any funds for the payment of any dividends (other than a dividend in shares of our common stock or in shares of any other class of stock ranking junior to our Series D preferred stock) on any shares of parity stock or any shares of our capital stock that rank junior to our Series D preferred stock as to the payment of dividends and liquidation rights and we will not redeem, purchase or otherwise acquire (except by conversion into or exchange for other capital stock ranking junior to our Series D preferred stock as to the payment of dividends and liquidation rights for the purpose of preserving our qualification as a REIT) any shares of parity stock or any shares of our capital stock that rank junior to our Series D preferred stock as to the payment of dividends and liquidation rights. We will credit any dividends made on the shares of our Series D preferred stock first against the earliest accrued but unpaid dividend due.
Liquidation Preference
     Subject to the rights of any series of preferred stock that ranks senior to our Series D preferred stock as to liquidation rights which may from time to time come into existence, in the event of our liquidation, dissolution or winding up, the holders of the shares of our Series D preferred stock will be entitled to receive out of our assets legally available for distribution to our stockholders a liquidation preference of $25.00 per share, plus any accrued and unpaid dividends through and including the date of payment. The holders of shares of our Series D preferred stock will be entitled to receive this liquidation distribution before we distribute any assets to holders of shares of our common stock or any other class or series of our capital stock that ranks junior to the shares of our Series D preferred stock as to liquidation rights. Written notice will be given to each holder of shares of our Series D preferred stock of any event triggering the right to receive such liquidation preference. After payment of the full amount of the liquidation distribution to which they are entitled, the holders of shares of our Series D preferred stock will have no right or claim to any of our remaining assets. If we consolidate or merge with or into any other entity, or sell, lease, convey or dispose of all or substantially all of our assets, or effect a transaction or series of related transactions in which more than 50% of our voting power is disposed of, we will not be deemed to have liquidated, dissolved or wound up our affairs.
     In the event that our assets are insufficient to pay the full liquidation distributions to the holders of shares of our Series D preferred stock and all other classes or series of our parity stock, then we will distribute our assets to the holders of shares of our Series D preferred stock and all such other classes or series of parity stock ratably in proportion to the full liquidating distributions to which they would otherwise be entitled.
Redemption
     Our Series D preferred stock is not redeemable at any time at the option of the holders thereof. At our option, we may redeem the shares of our Series D preferred stock, including our Series D preferred stock sold in this offering, in whole or in part, at any time or from time to time upon not less than 30 days’ nor more than 60 days’

written notice, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon, if any, through the date fixed for redemption, without interest.
     Holders of our Series D preferred stock to be redeemed must surrender their Series D preferred stock at the place designated in the notice and will be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If we have given a notice of redemption and have set aside sufficient funds for the redemption in trust for the benefit of the holders of the shares of our Series D preferred stock called for redemption, then from and after the redemption date, those shares of our Series D preferred stock will no longer be deemed outstanding, no further dividends will accrue thereon and all other rights of the holders of those shares of our Series D preferred stock will terminate, except the right to receive the redemption price. If we redeem fewer than all of the outstanding shares of our Series D preferred stock, our Series D preferred stock to be redeemed will be selected on a pro rata basis (with adjustments to avoid redemption of fractional shares) or by lot in a manner we may choose. Our ability to redeem shares of our Series D preferred stock is subject to the limitations on distributions in the Maryland General Corporation Law.
     Unless we declare and pay or set aside for payment full cumulative dividends on the shares of our Series D preferred stock and parity stock, we will not redeem any shares of our Series D preferred stock or parity stock unless all outstanding shares of our Series D preferred stock and parity stock are simultaneously redeemed; provided, however, that the foregoing shall not prevent us from purchasing shares of excess stock in accordance with our charter in order to ensure we continue to meet the requirements for qualification as a REIT for federal income tax purposes, or the purchase or acquisition of shares of our Series D preferred stock or parity stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of our Series D preferred stock or parity stock, as the case may be. Furthermore, unless we declare and pay or set aside for payment full cumulative dividends on all outstanding shares of our Series D preferred stock and other classes or series of parity stock, we will not purchase or otherwise acquire directly or indirectly any shares of our Series D preferred stock or parity stock (except by conversion into or exchange for shares of our capital stock ranking junior to our Series D preferred stock and parity stock as to the payment of dividends and liquidation rights).
     We will give notice of redemption not less than 30 days nor more than 60 days prior to the redemption date. We will give notice by publication in a newspaper of general circulation in the City of New York and by mail to each holder of record of shares of our Series D preferred stock at the address shown on our stock transfer books. A failure to give notice of redemption or any defect in the notice or in its mailing will not affect the validity of the redemption of any shares of our Series D preferred stock, except as to the holder to whom notice was defective. Each notice shall state the following: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of our Series D preferred stock to be redeemed; (iv) the place or places where certificates for shares of our Series D preferred stock are to be surrendered for payment; and (v) that dividends on the shares of Series D preferred stock to be redeemed will cease to accrue on the redemption date. If we redeem fewer than all of the shares of our Series D preferred stock, the notice of redemption will also specify the number of shares of our Series D preferred stock that we will redeem from that holder.
     The holders of shares of our Series D preferred stock at the close of business on a dividend record date will be entitled to receive the dividend payable with respect to the shares of our Series D preferred stock on the corresponding payment date (including any accrued and unpaid distributions for prior periods) notwithstanding the redemption of the shares of our Series D preferred stock between such record date and the corresponding payment date or our default in the payment of the dividend due. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of our Series D preferred stock which have been called for redemption.
     The shares of our Series D preferred stock have no stated maturity and will not be subject to any sinking fund or mandatory redemptions, except as provided in our charter. See “Restrictions on Ownership and Transfer” below. Any shares of our Series D preferred stock that are redeemed will revert to authorized but unissued shares of our Series D preferred stock.

Voting Rights
     Holders of our Series D preferred stock have no voting rights, except as set forth below or as otherwise from time to time required by law.
     If dividends on the shares of our Series D preferred stock or any parity stock are due but unpaid for three or more consecutive quarters or any six quarters (whether consecutive or not), whether or not earned or declared, then the holders of such shares (voting together as a class with the holders of any other series of parity stock with similar voting rights, if any) will be entitled to elect a total of two additional directors to serve on our board of directors until all cumulative dividends accumulated on such shares have been declared and paid or set aside for payment in full. The holders of record of at least 20% of the outstanding shares of our Series D preferred stock (or of any other series of parity stock with like voting rights) may compel us to call a special meeting to elect these additional directors unless we receive the request less than 90 days before the date fixed for the next annual or special meeting of stockholders. Whether or not the holders call a special meeting, the holders of our Series D preferred stock (and any other series of parity stock with like voting rights) may vote for the additional directors at the next annual meeting of stockholders and at each subsequent meeting until we have fully paid all unpaid dividends on the shares for the past dividend periods and the then current dividend period, or we have declared the unpaid dividends and set apart a sufficient sum for their payment. These two additional directors may be removed at any time with or without cause by the holders of a majority of the outstanding shares of our Series D preferred stock. If all accumulated dividends and the dividend for the then current dividend period on our Series D preferred stock have been paid in full or declared and set aside for payment, then the holders of such securities will be divested of their voting rights (subject to revesting upon a future preferred dividend default) and, if all accumulated dividends and the dividend for the then current dividend period on any other series of parity stock with similar voting rights have been paid in full or declared and set aside for payment, then the term of each additional director will terminate.
     In addition, the affirmative vote of the holders of two-thirds of the outstanding shares of our Series D preferred stock is required for us to authorize, create or increase equity securities ranking senior to the shares of our Series D preferred stock or to amend, alter or repeal our charter in a manner that materially and adversely affects the rights of the holders of the shares of our Series D preferred stock. We may issue additional shares of Series D preferred stock, or other parity stock, without any vote of the holders of the shares of our Series D preferred stock. Except as set forth above and subject to Maryland law, holders of our Series D preferred stock are not entitled to vote on any merger or consolidation, share exchange or sale of all or substantially all of our assets.
     In addition to the above, under Maryland law, the holders of our Series D preferred stock will be entitled to vote as a separate voting group to approve a dividend payable in shares of our Series D preferred stock to the holders of another class of our stock or to approve a dividend payable in shares of our stock other than our Series D preferred stock to the holders of our Series D preferred stock.
     The holders of our Series D preferred stock (or any other series of parity stock with like voting rights) will have no voting rights, however, if we redeem or call for redemption all outstanding shares of the series and deposit sufficient funds in a trust to effect the redemption on or before the time the act occurs requiring the vote.
Conversion
     Our Series D preferred stock is not convertible into or exchangeable for any of our property or securities, except that the shares of our Series D preferred stock may be exchanged for shares of excess stock in order to ensure that we remain qualified as a REIT for federal income tax purposes.
Restrictions on Ownership and Transfer
     For us to qualify as a REIT under the Code, certain restrictions apply to the ownership of shares of our equity stock (as defined in our charter). See “Material United States Federal Income Tax Consequences — Requirements for Qualification” in the accompanying prospectus. Because our board of directors believes it is essential for us to continue to qualify as a REIT, our charter restricts the ownership, acquisition and transfer of our equity stock, including shares of Series D preferred stock.
     Our charter provides that if, at any time when we qualified as a REIT, a transfer of any of our equity stock, would result in (i) any person acquiring beneficial or constructive ownership of more than 9.8% of the total number of outstanding shares of our equity stock (by value or by number, whichever is more restrictive); (ii) our outstanding equity stock being beneficially owned by fewer than 100 persons; or (iii) our being “closely held” within the meaning of Section 856 of the Code or otherwise failing to qualify as a REIT, then: (A) the proposed transfer will be void ab initio and will not be recognized by us; (B) we will have the right to redeem the shares proposed to be transferred; and (C) the shares proposed to be transferred will be automatically converted into and exchanged for shares of a separate class of stock, called excess stock, having no dividend or voting rights. Holders of excess stock do have certain rights in the event of any liquidation, dissolution or winding up. Our charter further provides that the excess stock will be held by us as trustee for the person or persons to whom the shares are ultimately transferred, until such time as the shares are re-transferred to a person or persons in whose hands the shares would not be excess stock and certain price-related restrictions are satisfied.
ADDITIONAL MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
     The following discussion supplements the discussion under the heading “Material United States Federal Income Tax Consequences” in the accompanying prospectus. Terms used in this section but not defined in this section have the meanings ascribed to them elsewhere in this prospectus supplement or in “Material United States Federal Income Tax Consequences” in the prospectus. You should refer to the discussion in the prospectus under “Material United States Federal Income Tax Consequences” for a discussion of the tax consequences of our election to be taxed as a REIT and the tax consequences to owners of shares of our Series D preferred stock.
Recent Legislation
     On March 18, 2010, the President signed the Hiring Incentives to Restore Employment Act (the “HIRE Act”) into law. The HIRE Act will require, effective for payments after December 31, 2012, withholding at a rate of 30% on dividends in respect of, and gross proceeds from the sale of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain United States persons or by certain non-U.S. entities that are wholly or partially owned by United States persons. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any substantial United States owners or (ii) provides certain information regarding the entity’s substantial United States owners, which we will in turn provide to the Secretary of the Treasury. Foreign investors are encouraged to consult with their tax advisers regarding the possible implications of these rules on their investment in our common stock.
     On March 30, 2010, the President signed into law the Health Care and Education Reconciliation Act of 2010 (the “Reconciliation Act”). The Reconciliation Act will require certain U.S. shareholders who are individuals, estates or trusts to pay a 3.8% Medicare tax on, among other things, dividends on and capital gains from the sale or other disposition of shares, subject to certain exceptions. This tax will apply for taxable years beginning after December 31, 2012.
     On December 17, 2010, the President signed the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act (the “2010 Tax Relief Act”). The 2010 Tax Relief Act continues the 15% maximum tax rate for long-term capital gains and qualified dividend income for taxable years through December 31, 2012. For taxable years beginning after December 31, 2012, the capital gains tax rate is scheduled to increase to 20%, the rate applicable to dividends is scheduled to increase to the tax rate then applicable to ordinary income. In addition, the backup withholding rate remains at 28% through December 31, 2012. Because we are not generally subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our stockholders, our dividends will generally not be eligible for the 15% tax rate on qualified dividends. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rates applicable to ordinary income. However, the 15% tax rate for long-term capital gains and dividends will generally apply to: (i) long-term capital gains, if any, recognized on the disposition of our shares; (ii) our distributions designated as long-term capital gain dividends (except to the extent attributable to “unrecaptured Section 1250 gain,” in which case such distributions would continue to be subject to a 25% tax rate); (iii) our dividends attributable to dividends received by us from non-REIT corporations, such as taxable REIT subsidiaries; and (iv) our dividends to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income).
Changes to REIT Distributions
     Internal Revenue Service Revenue Procedure 2010-12, 2010-3 I.R.B, updates the circumstances that permits us to make taxable distributions of our stock (in lieu of cash) if (i) any such distribution is declared on or before December 31, 2012 with respect to a taxable year ending on or before December 31, 2011, and (y) each of our stockholders is permitted to elect to receive its entire entitlement under such declaration in either cash or shares of equivalent value subject to a limitation in the amount of cash to be distributed in the aggregate; provided that (i) the amount of cash that we set aside for distribution is not less than 10 percent of the aggregate distribution so declared, and (ii) if too many of our stockholders elect to receive cash, a pro rata amount of cash will be distributed to each such stockholder electing to receive cash, but in no event will any such stockholder receive less than its entire entitlement under such declaration.
PLAN OF DISTRIBUTION
     The sale of Series D preferred stock pursuant to this prospectus supplement will be made by us in a negotiated transaction directly with the investor. Pursuant to a subscription agreement, we have agreed to sell 1,046,400 shares of Series D preferred stock in this offering to the investor for $25.00 per share. No sales agents, broker-dealers or underwriters were or will be involved in such transaction, and no fees or commissions will be payable in connection therewith. We estimate the total expenses of this offering will be $26.1 million.
EXPERTS
     The consolidated financial statements and schedules of Parkway Properties, Inc. as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
LEGAL MATTERS
     Certain legal matters in connection with this offering, including the validity of the shares being offered, will be passed upon for us by Jaeckle Fleischmann & Mugel, LLP, Buffalo, New York.
WHERE YOU CAN FIND MORE INFORMATION
     This prospectus supplement and the accompanying prospectus are part of the registration statement on Form S-3 we filed with the SEC under the Securities Act and do not contain all the information set forth in the registration statement. Whenever a reference is made in this prospectus supplement or the accompanying prospectus to any of our contracts, agreements or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference in this prospectus supplement and the accompanying prospectus for a copy of such contract, agreement or other document. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our public filings are also available to the public at the SEC’s web site at http://www.sec.gov. You may also inspect copies of these materials and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
     The SEC allows us to “incorporate by reference” the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus supplement and accompanying prospectus. The information incorporated by reference is considered to be part of this prospectus supplement and accompanying prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this prospectus supplement and the termination of the offering (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items):
•	our annual report on Form 10-K for the fiscal year ended December 31, 2010 filed with the SEC on March 4, 2011;

•	the information specifically incorporated by reference into our annual report on Form 10-K for the fiscal year ended December 31, 2010 from our definitive proxy statement on Schedule 14A, filed with the SEC on April 1, 2011;

•	our current reports on Form 8-K filed with the SEC on February 16, 2011, February 1, 2011, January 27, 2011 and January 18, 2011;

•	the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on August 5, 1996, and all amendments and reports updating that description; and

•	the description of our Series D preferred stock contained in our registration statement on Form 8-A, filed with the SEC on May 29, 2003, and all amendments and reports updating that description.
     We will provide to each person, including any beneficial owner, to whom a prospectus supplement and accompanying prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus supplement and the accompanying prospectus but not delivered with this prospectus supplement and accompanying prospectus, including exhibits which are specifically incorporated by reference into such documents. Requests should be directed to Parkway Properties, Inc., One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, Mississippi 39201-2195, Attention: Investor Relations. Our telephone number is (601) 948-4091 or (800) 748-1667.

PROSPECTUS

$300,000,000

PARKWAY PROPERTIES, INC.

COMMON STOCK, PREFERRED STOCK, WARRANTS

We may offer from time to time in one or more series or classes (i) shares of our common stock, par value $.001 per share; (ii) shares of our preferred stock, par value $.001 per share; and (iii) warrants to purchase preferred stock or common stock, referred to collectively in this prospectus as the “offered securities,” separately or together, in separate series in amounts, at prices and on terms to be set forth in one or more supplements to this prospectus.

The specific terms of the offered securities with respect to which this prospectus is being delivered will be set forth in the applicable prospectus supplement and will include, where applicable (i) in the case of common stock, the offering price and size of the offering; (ii) in the case of preferred stock, the specific title and any dividend, liquidation, redemption, conversion, voting and other rights and the offering price; and (iii) in the case of warrants, the duration, offering price, exercise price and detachability. In addition, such specific terms may include limitations on actual or constructive ownership and restrictions on transfer of the offered securities, in each case as may be appropriate to preserve our status as a real estate investment trust, or REIT, for federal income tax purposes.

The applicable prospectus supplement will also contain information, where applicable, about certain United States federal income tax consequences relating to, and any listing on a securities exchange of, the offered securities covered by such prospectus supplement.

The offered securities may be offered directly, through agents we may designate from time to time or by, to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the offered securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth in, or will be calculable from the information set forth in, the applicable prospectus supplement. See “Plan of Distribution.” No offered securities may be sold without delivery of this prospectus and the applicable prospectus supplement describing the method and terms of the offering of such series of offered securities.

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “PKY.” On December 8, 2008, the last reported sales price of our common stock on the NYSE was $16.09 per share.

Before you invest in the offered securities, you should consider the risks discussed in “Risk Factors” beginning on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or completeness of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 30, 2008.

You should rely only on the information contained in or incorporated by reference into this prospectus and any related prospectus supplement. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, the related prospectus supplement and the documents incorporated by reference herein is accurate only as of its respective date or dates or on the date or dates which are specified in these documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell any combination of the securities described in this prospectus, in one or more offerings, up to a maximum aggregate offering price of $300,000,000.

This prospectus provides you with a general description of the securities offered by us, which is not meant to be a complete description of each security. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement and any other offering material may also add to, update or change information contained in this prospectus or in documents we have incorporated by reference into this prospectus. To the extent inconsistent, information in or incorporated by reference in this prospectus is superseded by the information in the prospectus supplement and any other offering material related to such securities.

You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” in this prospectus. The registration statement that contains this prospectus and the exhibits to that registration statement contain additional important information about us and the securities offered under this prospectus. Specifically, we have filed certain legal documents that control the terms of the securities offered by this prospectus as exhibits to the registration statement. We will file certain other legal documents that control the terms of the securities offered by this prospectus as exhibits to reports we file with the SEC. That registration statement and the other reports can be read at the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

RISK FACTORS

Our business is subject to significant risks. You should carefully consider the risks and uncertainties described in this prospectus and the documents incorporated by reference herein, including the risks and uncertainties described under the caption “Risk Factors” included in our Annual Reports on Form 10-K and updated in our Quarterly Reports on Form 10-Q, which are incorporated by reference in this prospectus. The risks and uncertainties described in this prospectus and the documents incorporated by reference herein are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. If any of the risks and uncertainties described in this prospectus or the documents incorporated by reference herein actually occur, our business, financial condition and results of operation could be materially and adversely affected. If this were to happen, the value of our securities could decline significantly, and you may lose part or all of your investment.

FORWARD-LOOKING INFORMATION

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements. Additionally, documents we subsequently file with the Securities and Exchange Commission and incorporate by reference will contain forward-looking statements. In particular, statements pertaining to our beliefs, expectations or intentions or those pertaining to our capital resources, profitability and portfolio performance and estimates of market rental rates contain forward-looking statements. Forward-looking statements involve numerous risks and uncertainties. The following factors, among others discussed herein and in our filings under the Securities Exchange Act of 1934, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: defaults or non-renewal of leases, increased interest rates and operating costs, failure to obtain necessary outside financing, difficulties in identifying properties to acquire and in effecting acquisitions, the failure to acquire or sell properties as and when anticipated, failure to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended, environmental uncertainties, risks related to natural disasters, financial market fluctuations, changes in real estate and zoning laws and increases in real property tax rates. Our success also depends upon the trends of the economy, including interest rates, income tax laws, governmental regulation, legislation, and population changes. You are cautioned not to unduly rely on the forward-looking statements contained or incorporated by reference in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that we have filed with the SEC covering the securities that may be offered under this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about the securities.

Additionally, we file annual, quarterly and current reports, proxy statements and other information with the SEC, all of which are made available, free of charge, on our Web site at www.pky.com as soon as reasonably practicable after they are filed with, or furnished to, the SEC. You can review our SEC filings and the registration statement by accessing the SEC’s Web site at www.sec.gov. You also may read and copy the registration statement and any reports, statements or other information on file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. Our filings with the SEC are also available through the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus does not contain all the information set forth in the registration statement. We have omitted certain parts consistent with SEC rules. For further information, please see the registration statement.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus certain important information about us. This means that the information in this prospectus may not be complete, and you should read the information incorporated by reference for more detail. We incorporate by reference in two ways. First, we list certain documents that we have already filed with the SEC. The information in these documents is considered part of this prospectus. Second, we may in the future file additional documents with the SEC. When filed, the information in these documents will update and supersede the current information in, and be incorporated by reference in, this prospectus.

We incorporate by reference the documents listed below, and any other documents we file with the SEC under Section 13(a), 13(c), 14 or 15 of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offering:

•	our Annual Report on Form 10-K for the year ended December 31, 2007;

•	our Quarterly Reports on Form 10-Q for the three months ended September 30, 2008, June 30, 2008, and March 31, 2008;

•	our Current Reports on Form 8-K filed with the SEC on January 16, 2008, February 5, 2008, April 4, 2008, May 14, 2008, May 19, 2008, July 7, 2008 and November 3, 2008; and

•	the description of our common stock contained in our registration statement on Form 8-A, filed on August 5, 1996, and all amendments and reports updating that description.

You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus, at no cost by writing or telephoning us at the following address: Parkway Properties, Inc., One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, Mississippi 39201-2195, Attention: Investor Relations. Our telephone number is (601) 948-4091 or (800) 748-1667. You may also reach us by e-mail through our Web site at www.pky.com.

PARKWAY PROPERTIES, INC.

We are a self-administered real estate investment trust, or REIT, specializing in the operation, leasing, acquisition and ownership of office properties. We are geographically focused on the Southeastern and Southwestern United States and Chicago. As of December 1, 2008 we owned or had an interest in 66 office properties located in 11 states with an aggregate of approximately 13.4 million square feet of leasable space. We generate revenue primarily by leasing office space to customers and providing management and leasing services to third-party office property owners (including joint ventures in which we own an interest). The primary drivers behind our revenues are occupancy, rental rates and customer retention. Our revenues are dependent on the occupancy of our office buildings. As of December 1, 2008, our office portfolio was 90.4% occupied.

We are a corporation organized under the laws of the State of Maryland. Our principal executive offices are located at One Jackson Place Suite 1000, 188 East Capitol Street Jackson, Mississippi, 39201-2195, and our telephone number is (601) 948-4091. We also have a web site at www.pky.com. Information contained on our web site is not and should not be considered a part of this prospectus.

Additional information regarding us, including our audited financial statements, is contained in the documents incorporated by reference in this prospectus. Please also refer to the section entitled “Where You Can Find More Information” on page 2.

USE OF PROCEEDS

As will be more fully described in any applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes, including, without limitation, the repayment of debt and the development and acquisition of additional properties.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to combined fixed charges and preferred stock dividends for the nine months ended September 30, 2008 and the years ended December 31, 2007, 2006, 2005, 2004 and 2003 was 0.78, 0.86, 1.21, 1.21, 1.35 and 1.54, respectively.

For purposes of computing these ratios, earnings have been calculated by adding fixed charges, excluding capitalized interest, and preferred stock dividends to pre-tax income from continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized, the estimated interest component of rental expenses and amortization of debt issuance costs.

The ratios are based solely on historical financial information, and no pro forma adjustment has been made thereto.

DESCRIPTION OF CAPITAL STOCK

The following description is a summary of all material terms and provisions of our capital stock. You should refer to our charter and bylaws for the complete provisions thereof.

The total number of shares of capital stock of all classes that we are authorized to issue is 100,000,000. Our charter authorizes the issuance of 67,600,000 shares of common stock, par value $.001 per share, 2,400,000 shares of Series D preferred stock, par value $.001 per share and 30,000,000 shares of Excess Stock, par value $.001 per share. As of December 10, 2008, 15,253,396 shares of common stock, 2,400,000 shares of Series D preferred stock and no shares of Excess Stock were issued and outstanding. The common stock and the Series D preferred stock are currently listed on the New York Stock Exchange under the symbols “PKY” and “PKY PrD” respectively.

Our board of directors is authorized by the charter, to classify and reclassify any of our unissued shares of capital stock, by, among other alternatives, setting, altering or eliminating the designation, preferences, conversion or other rights, voting powers, qualifications and terms and conditions of redemption of, limitations as to dividends and any other restrictions on, our capital stock. The power of the board of directors to classify and reclassify any of the shares of capital stock includes the authority to classify or reclassify such shares into a class or classes of preferred stock or other stock.

Pursuant to the provisions of our charter, if a transfer of stock occurs such that any person would own, beneficially or constructively (applying the applicable attribution rules of the Code), more than 9.8% (in value or in number, whichever is more restrictive) of our outstanding equity stock (excluding shares of Excess Stock), then the amount in excess of the 9.8% limit will automatically be converted into shares of Excess Stock, any such transfer will be void from the beginning, and we will have the right to redeem such stock. This ownership limitation is intended to assure our ability to remain a qualified REIT for Federal income tax purposes, however, it may also limit the opportunity for stockholders to receive a premium for their shares of common stock that might otherwise exist if an investor were attempting to assemble a block of shares in excess of 9.8% of the outstanding shares of equity stock or otherwise effect a change in control. These restrictions also apply to any transfer of stock that would result in our being “closely held” within the meaning of Section 856(h) of the Code or otherwise failing to qualify as a REIT for federal income tax purposes. Upon any transfer that results in Excess Stock, such Excess Stock shall be held in trust for the exclusive benefit of one or more charitable beneficiaries designated by us. Upon the satisfaction of certain conditions, the person who would have been the record holder of equity stock if the transfer had not resulted in Excess Stock may designate a beneficiary of an interest in the trust. Upon such transfer of an interest in the trust, the corresponding shares of Excess Stock in the trust shall be automatically exchanged for an equal number of shares of equity stock of the same class as such stock had been prior to it becoming Excess Stock and shall be transferred of record to the designated beneficiary. Excess Stock has no voting rights, except as required by law, and any vote cast by a purported transferee in respect of shares of Excess Stock prior to the discovery that shares of equity stock had been converted into Excess Stock shall be void from the beginning. Excess Stock shall be not entitled to dividends. Any dividend paid prior to our discovery that equity stock has been converted to Excess Stock shall be repaid to us upon demand. In the event of our liquidation, each holder of Excess Stock shall be entitled to receive that portion of our assets that would have been distributed to the holder of the equity stock in respect of which such Excess Stock was issued. The trustee of the trust holding Excess Stock shall distribute such assets to the beneficiaries of such trust. These restrictions will not prevent the settlement of a transaction entered into through the facilities of any interdealer quotation system or national securities exchange upon which shares of our capital stock are traded. Notwithstanding the prior sentence, certain transactions may be settled by providing shares of Excess Stock.

Our board of directors, upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel or other evidence satisfactory to the board of directors and upon at least 15 days’ written notice from a transferee prior to a proposed transfer that, if consummated, would result in the intended transferee “beneficially owning” (after the application of the applicable attribution rules of the Code) equity stock in excess of the 9.8% ownership limit and the satisfaction of such other conditions as the board may direct, may in its sole and absolute discretion exempt a person from the 9.8% ownership limit. Additionally, our board of directors, upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel or other evidence satisfactory to the board of directors, may in its sole and absolute discretion exempt a person from the limitation on a person “constructively owning” (as defined in our charter, and after the application of the applicable attribution rules of the Code) equity stock in excess of the 9.8% ownership limit if (x) such person does not and represents that it will not directly or “constructively own” (after the application of the applicable attribution rules of the Code) more than a 9.8% interest in a tenant of ours; (y) we obtain such representations and undertakings as are reasonably necessary to ascertain this fact; and (z) such person agrees that any violation or attempted violation of such representations, undertakings and agreements will result in such equity stock in excess of the ownership limit being converted into and exchanged for Excess Stock. Our board of directors may from time to time increase or decrease the 9.8% limit, provided that the 9.8% limit may be increased only if five individuals could “beneficially own” or “constructively own” (applying the applicable attribution rules of the Code) no more than 50.0% in value of the shares of equity stock then outstanding.

DESCRIPTION OF COMMON STOCK

Distributions.  Subject to the preferential rights of any shares of preferred stock currently outstanding or subsequently classified and to the provisions of our charter regarding restrictions on transfer and ownership of shares of common stock, a holder of our common stock is entitled to receive distributions, if, as and when declared by our board of directors, out of our assets that we may legally use for distributions to stockholders and to share ratably in our assets that we may legally distribute to our stockholders in the event of our liquidation, dissolution or winding up after payment of, or adequate provision for, all of our known debts and liabilities. We currently pay regular quarterly distributions on our common stock.

Relationship to Preferred Stock and Other Shares of Common Stock.  The rights of a holder of shares of common stock will be subject to, and may be adversely affected by, the rights of holders of preferred stock that have been issued and that may be issued in the future. Our board of directors may cause preferred stock to be issued to obtain additional capital, in connection with acquisitions, to our officers, directors and employees pursuant to benefit plans or otherwise and for other corporate purposes.

A holder of our common stock has no preferences, conversion rights, sinking fund, redemption rights or preemptive rights to subscribe for any of our securities. Subject to the provisions of our charter regarding restrictions on ownership and transfer, all shares of common stock have equal distribution, liquidation, voting and other rights.

Voting Rights.  Subject to the provisions of our charter regarding restrictions on transfer and ownership of shares of common stock, a holder of common stock has one vote per share on all matters submitted to a vote of stockholders, including the election of directors.

There is no cumulative voting in the election of directors, which means that the holders of a plurality of the outstanding shares of common stock voting can elect all of the directors then standing for election and the holders of the remaining shares of common stock, if any, will not be able to elect any directors, except as otherwise provided for any series of our preferred stock.

Stockholder Liability.  Under Maryland law applicable to Maryland corporations, holders of common stock will not be liable as stockholders for our obligations solely as a result of their status as stockholders.

Transfer Agent.  The registrar and transfer agent for shares of our common stock is Wells Fargo Shareholder Services.

DESCRIPTION OF PREFERRED STOCK

General.  Shares of preferred stock may be issued from time to time, in one or more series, as authorized by the Board of Directors. Before issuance of shares of each series, the Board of Directors is required to fix for each such series, subject to the provisions of Maryland law and our Charter, the powers, designations, preferences and relative, participating, optional or other special rights of such series and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other matters as may be fixed by resolution of the Board of Directors or a duly authorized committee thereof. The Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority of, shares of common stock might believe to be in their best interests, or in which holders of some, or a majority of, shares of common stock might receive a premium for their shares of common stock over the then market price of such shares. The shares of preferred stock will, when issued, be fully-paid and non-assessable and will have no preemptive rights.

The prospectus supplement relating to any shares of preferred stock offered thereby will contain the specific terms, including:

(i) The title and stated value of such shares of preferred stock;

(ii) The number of such shares of preferred stock offered, the liquidation preference per share and the offering price of such shares of preferred stock;

(iii) The voting rights of such shares of preferred stock;

(iv) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such shares of preferred stock;

(v) The date from which dividends on such shares of preferred stock will accumulate, if applicable;

(vi) The procedures for any auction and remarketing, if any, for such shares of preferred stock;

(vii) The provision for a sinking fund, if any, for the shares of preferred stock;

(viii) The provisions for redemption, if applicable, of the shares of preferred stock;

(ix) Any listing of the shares of preferred stock on any securities exchange;

(x) The terms and conditions, if applicable, upon which the shares of preferred stock will be convertible into shares of our common stock, including the conversion price (or manner of calculation thereof);

(xi) A discussion of federal income tax considerations applicable to such shares of preferred stock;

(xii) The relative ranking and preferences of such shares of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

(xiii) Any limitations on issuance of any series of shares of preferred stock ranking senior to or on a parity with such series of shares of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

(xiv) Any limitations on direct or beneficial ownership and restrictions on transfer of such shares of preferred stock, in each case as may be appropriate to preserve our status as a REIT; and

(xv) Any other specific terms, preferences, rights, limitations or restrictions of such shares of preferred stock.

The registrar and transfer agent for the shares of preferred stock will be set forth in the applicable prospectus supplement.

The description of the provisions of the shares of preferred stock set forth in this prospectus and in the related prospectus supplement is only a summary, does not purport to be complete and is subject to, and is qualified in its entirety by, reference to the definitive Articles Supplementary to our Charter relating to such series of shares of preferred stock. You should read these documents carefully to fully understand the terms of the shares of preferred stock. In connection with any offering of shares of preferred stock, Articles Supplementary will be filed with the Securities and Exchange Commission as an exhibit or incorporated by reference in the Registration Statement.

DESCRIPTION OF WARRANTS

General

We may issue warrants for the purchase of shares of preferred stock or shares of common stock. Warrants may be issued independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following summary of certain provisions of the securities warrant agreement and the warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the securities warrant agreement and the securities warrant certificates relating to each series of warrants which will be filed with the Securities and Exchange Commission and incorporated by reference as an exhibit to the Registration Statement of which this prospectus is a part at or before the time of the issuance of that series of warrants.

In the case of warrants for the purchase of shares of preferred stock or shares of common stock, the applicable prospectus supplement will describe the terms of those warrants, including the following where applicable:

•      the offering price;

•      the type and aggregate number of shares purchasable upon exercise of the warrants, the exercise price, and in the case of warrants for shares of preferred stock, the designation, aggregate number and terms of the series of shares of preferred stock with which the warrants are being offered, if any, and the number of such warrants being offered with the shares of preferred stock;

•      the date, if any, on and after which the warrants and the related series of shares of preferred stock, if any, or shares of common stock will be transferable separately;

•      the date on which the right to exercise such warrants shall commence and the date on which such right will expire;

•      any special United States federal income tax consequences; and

•      any other material terms of the warrants.

Warrant certificates may be exchanged for new warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Before the exercise of any warrants to purchase shares of preferred stock or shares of common stock, holders of such warrants will not have any rights of holders of such shares of preferred stock or shares of common stock, including the right to receive payments of dividends, if any, on such shares of preferred stock or shares of common stock, or to exercise any applicable right to vote.

Exercise of Warrants

Each warrant will entitle the holder thereof to purchase such number of shares of preferred stock or shares of common stock, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the prospectus supplement relating to the offered warrants. After the close of business on the expiration date (or such later date to which such expiration date may be extended by us), unexercised warrants will become void.

Warrants may be exercised by delivering to the warrant agent payment as provided in the applicable prospectus supplement of the amount required to purchase the shares of common stock purchasable upon such exercise, together with certain information set forth on the reverse side of the securities warrant certificate. Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt within five (5) business days, of the securities warrant certificate evidencing such warrants. Upon receipt of such payment and the securities warrant certificate properly completed and duly executed at the corporate trust office of the securities warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, issue and deliver the shares of common stock purchasable upon such exercise. If fewer than all of the warrants represented by such securities warrant certificate are exercised, a new securities warrant certificate will be issued for the remaining amount of warrants.

Amendments and Supplements to Warrant Agreement

The warrant agreements may be amended or supplemented without the consent of the holders of the warrants issued under the warrant agreement to effect changes that are not inconsistent with the provisions of the warrants and that do not adversely affect the interests of the holders of the warrants.

Common Stock Warrant Adjustments

Unless otherwise indicated in the applicable prospectus supplement, the exercise price of, and the number of shares of common stock covered by, a common stock warrant will be subject to adjustment in certain events, including:

•      payment of a dividend on the shares of common stock payable in shares of common stock and stock splits, combinations or reclassifications of the shares of common stock;

•      issuance to all holders of shares of common stock of rights or warrants to subscribe for or purchase shares of common stock at less than their current market price (as defined in the warrant agreement for that series of shares of common stock warrants); and

•      certain distributions of evidences of indebtedness or assets (including securities but excluding cash dividends or distributions paid out of consolidated earnings or retained earnings), or of subscription rights and warrants (excluding those referred to above).

No adjustment in the exercise price of, and the number of shares of common stock covered by, a shares of common stock warrant will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from consolidated earnings or retained earnings. No adjustment will be required unless such adjustment would require a change of at least one percent in the exercise price then in effect. Except as stated above, the exercise price of, and the number of shares of common stock covered by, a common stock warrant will not be adjusted for the issuance of shares of common stock or any securities convertible into or exchangeable for shares of common stock, or carrying the right or option to purchase or otherwise acquire the foregoing, in exchange for cash, other property or services.

In the event of any (i) consolidation or merger of us with or into any entity (other than a consolidation or a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of common stock); (ii) sale, transfer, lease or conveyance of all or substantially all of our assets; or (iii) reclassification, capital reorganization or exchange of the shares of common stock (other than solely a change in par value or from par value to no par value), then any holder of a common stock warrant will be entitled, on or after the occurrence of any such event, to receive on exercise of such common stock warrant the kind and amount of shares or other securities, cash or other property (or any combination thereof) that the holder would have received had such holder exercised such holder’s common stock warrant immediately before the occurrence of such event. If the consideration to be received upon exercise of the shares of common stock warrant following any such event consists of shares of common stock of the surviving entity, then from and after the occurrence of such event, the exercise price of such common stock warrant will be subject to the same anti-dilution and other adjustments described in the second preceding paragraph, applied as if such common stock warrant were shares of common stock.

CERTAIN PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS

The following paragraphs summarize certain material provisions of Maryland law applicable to Maryland corporations. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law, our charter, including any articles supplementary, and bylaws. You should read these documents carefully to fully understand the terms of Maryland law, our charter and our bylaws.

Maryland, the state of our incorporation, has certain anti-takeover statutes, including the “business combination” provisions and “control share acquisition” provisions, which may also have the effect of making it difficult to gain control of us or to change existing management. To date, we have not opted out of the business combination provisions or the control share acquisition provisions of the Maryland General Corporation Law.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•      any person who beneficially owns ten percent or more of the voting power of the corporation’s shares; or

•      an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the Board of Directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the Board of Directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the Board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the Board of Directors of the corporation and approved by the affirmative vote of at least:

•      80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•      two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholders with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

•      These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the Board of Directors before the time that the interested stockholder becomes an interested stockholder.

Control Share Acquisitions

Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•      one-fifth or more but less than one-third,

•      one-third or more but less than a majority, or

•      a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the Board of Directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (i) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (ii) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws provide that all shares of our capital stock are exempted from the Maryland control share acquisition statute to the fullest extent permitted by Maryland law.

Certain Elective Provisions of Maryland Law

Maryland law provides, among other things, that the board of directors has broad discretion in adopting stockholders’ rights plans and has the sole power to fix the record date, time and place for special meetings of the stockholders. Furthermore, Maryland corporations that:

•      have three independent directors who are not officers or employees of the entity or related to an acquiring person; and

•      are subject to the reporting requirements of the Securities Exchange Act,

may elect in their charter or bylaws or by resolution of the board of directors to be subject to all or part of a special subtitle which provides that:

•      the corporation will have a staggered board of directors;

•      any director may be removed only for cause and by the vote of two-thirds of the votes entitled to be cast in the election of directors generally, even if a lesser proportion is provided in the charter or bylaws;

•      the number of directors may only be set by the board of directors, even if the procedure is contrary to the charter or bylaws;

•      vacancies may only be filled by the remaining directors, even if the procedure is contrary to the charter or bylaws; and

•      the secretary of the corporation is required to call a special meeting of stockholders only on the written request of the stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting, even if the procedure is contrary to the charter or bylaws.

To date, we have not made any of the elections described above, although, independent of these elections, our charter and bylaws contain provisions that special meetings of stockholders are only required to be held upon the request of a majority of the stockholders, that directors may be removed only for cause and by the vote of a majority of the votes entitled to be cast and that, generally, vacancies may be filled only by our Board of Directors.

Consideration of “All Relevant Factors”

In addition, as permitted by the Maryland General Corporation Law, our charter includes a provision that requires our Board of Directors, in their evaluation of any potential business combination or any actual or proposed transaction that could result in a change of control, to consider all relevant factors, including, the economic effect on our stockholders, the social and economic effect on our employees, suppliers, customers and creditors and the communities in which we have offices or other operations.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Introductory Notes

The following discussion describes the material federal income tax considerations relating to our taxation as a REIT, and the ownership and disposition of the securities offered under this prospectus. A prospectus supplement will contain information about additional federal income tax considerations, if any, relating to a particular offering.

The following discussion is not exhaustive of all possible tax considerations and does not provide a detailed discussion of any state, local or foreign tax considerations, nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective stockholder in light of his or her particular circumstances or to stockholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations, persons holding common stock as part of a hedging or conversion transaction or a straddle and persons who are not citizens or residents of the United States) who are subject to special treatment under the federal income tax laws.

Jaeckle Fleischmann & Mugel, LLP has provided an opinion to the effect that this discussion, to the extent that it contains descriptions of applicable federal income tax law, is correct in all material respects and fairly summarizes in all material respects the federal income tax laws referred to herein. This opinion, however, does not purport to address the actual tax consequences of the purchase, ownership and disposition of our common stock to any particular holder. The opinion and the information in this section are based on the Internal Revenue Code of 1986, as amended (the “Code”), current, temporary and proposed Treasury regulations, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service, and court decisions. The reference to Internal Revenue Service interpretations and practices includes Internal Revenue Service practices and policies as endorsed in private letter rulings, which are not binding on the Internal Revenue Service except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this prospectus. No assurance can be given that future legislation, regulations, administrative interpretations and court decisions will not significantly change current law, or adversely affect existing interpretations of existing law, on which the opinion and information in this section are based. Any change of this kind could apply retroactively to transactions preceding the date of the change. Moreover, opinions of counsel merely represent counsel’s best judgment with respect to the probable outcome on the merits and are not binding on the Internal Revenue Service or the courts. Accordingly, even if there is no change in applicable law, no assurance can be provided that such opinion, or the statements made in the following discussion, will not be challenged by the Internal Revenue Service or will be sustained by a court if so challenged.

EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR TO DETERMINE THE IMPACT OF HIS OR HER PERSONAL TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF THE OWNERSHIP AND SALE OF THE SECURITIES OFFERED UNDER THIS PROSPECTUS. THIS INCLUDES THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND SALE OF THE SECURITIES OFFERED UNDER THIS PROSPECTUS AND THE POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of Our Company as a REIT

We have elected to be taxed as a REIT under Sections 856 through 859 of the Code, commencing with our taxable year which ended December 31, 1997. Our qualification and taxation as a REIT depends upon our ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests and organizational requirements imposed under the Code, as discussed below. We believe that we are organized and have operated in such a manner as to qualify under the Code for taxation as a REIT since the effective date of our election, and we intend to continue to operate in such a manner. No assurances, however, can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. See “— Failure to Qualify” below.

The following is a general summary of the material Code provisions that govern the federal income tax treatment of a REIT and its stockholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, the regulations promulgated thereunder (“Treasury Regulations”), and administrative and judicial interpretations thereof.

Jaeckle Fleischmann & Mugel, LLP has provided to us an opinion to the effect that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT, effective for each of our taxable years ended December 31, 1997 through December 31, 2007, and our current and proposed organization and method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT for taxable year 2008 and thereafter. It must be emphasized that this opinion is conditioned upon certain assumptions and representations made by us to Jaeckle Fleischmann & Mugel, LLP as to factual matters relating to our organization and operation and that of our subsidiaries. In addition, this opinion is based upon our factual representations concerning our business and properties as described in the reports filed by us under the federal securities laws.

Qualification and taxation as a REIT depends upon our ability to meet on a continuing basis, through actual annual operating results, the various requirements under the Code described in this prospectus with regard to, among other things, the sources of our gross income, the composition of our assets, our distribution levels, and our diversity of stock ownership. While we intend to operate so that we continue to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we satisfy all of the tests for REIT qualification or will continue to do so.

If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on net income that we currently distribute to stockholders. This treatment substantially eliminates the “double taxation” (at the corporate and stockholder levels) that generally results from investment in a corporation.

Notwithstanding our REIT election, however, we will be subject to federal income tax in the following circumstances. First, we will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains. (However, we can elect to “pass through” any of our taxes paid on undistributed net capital gains income to our stockholders on a pro rata basis.) Second, under certain circumstances, we may be subject to the “alternative minimum tax” on any items of tax preference and alternative minimum tax adjustments. Third, if we have (i) net income from the sale or other disposition of “foreclosure property” (which is, in general, property acquired by foreclosure or otherwise on default of a loan secured by the property and includes certain foreign currency gains and related deductions recognized subsequent to July 30, 2008) that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income. Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) and after July 30, 2008, foreign currency gain and losses) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax on prohibited transactions. Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and have nonetheless maintained our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax equal to the gross income attributable to the greater of either (i) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% test for the taxable year or (ii) the amount by which 90% of our gross income (95% in the case of a failure occurring for our tax year beginning January 1, 2005 and thereafter) exceeds the amount of our income qualifying under the 95% test for the taxable year, multiplied in either case by a fraction intended to reflect our profitability. Sixth, if we should fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year; (ii) 95% of our REIT capital gain net income for such year (for this purpose such term includes capital gains which we elect to retain but which we report as distributed to our stockholders; see “— Annual Distribution Requirements” below); and (iii) any undistributed taxable income from prior years, we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if we acquire any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and we would recognize gain on the disposition of such asset during the 10 year period beginning on the date on which such asset was acquired by us, then, to the extent of such property’s built in gain (the excess of the fair market value of such property at the time of acquisition by us over the adjusted basis of such property at such time), such gain generally will be subject to tax at the highest regular corporate rate then applicable. Eighth, we will be subject to a 100% penalty tax on amounts received (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements among us, our tenants and a taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties. Ninth, effective for taxable years beginning on and after October 22, 2004, if we fail to satisfy the 5% or the 10% assets tests, and the failure qualifies under the Non De Minimis Exception, as described below under “— Asset Tests,” then we will have to pay an excise tax equal to the greater of (i) $50,000; or (ii) an amount determined by multiplying the net income generated during a specified period by the assets that caused the failure by the highest federal income tax applicable to corporations. Tenth, effective for taxable years beginning on and after October 22, 2004, if we fail to satisfy any REIT requirements other than the income test or asset test requirements, described below under “— Income Tests” and “— Asset Tests,” respectively, and would qualify for a reasonable cause exception, then we will have to pay a penalty equal to $50,000 for each such failure.

Requirements for Qualification

The Code defines a REIT as a corporation, trust or association (i) which is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (iii) which would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) of which not more than 50% in value of the outstanding capital stock is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year after applying certain attribution rules; (vii) that makes an election to be treated as a REIT for the current taxable year or has made an election for a previous taxable year which has not been revoked; and (viii) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Condition (vi) must be met during the last half of each taxable year other than the first taxable year for which an election to become a REIT is made. For purposes of determining stock ownership under condition (vi), a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Section 401(a) of the Code generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (vi). Conditions (v) and (vi) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. We have issued sufficient common stock with sufficient diversity of ownership to allow us to satisfy requirements (v) and (vi). In addition, our charter contains restrictions regarding the transfer of our shares intended to assist us in continuing to satisfy the share ownership requirements described in (v) and (vi) above. See “Description of Capital Stock” above. These restrictions, however, may not ensure that we will be able to satisfy these share ownership requirements. If we fail to satisfy these share ownership requirements and do not qualify for certain statutory relief provisions, we will fail to qualify as a REIT.

In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. Our taxable year is the calendar year.

To qualify as a REIT, we cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. We believe that we have complied with this requirement.

For our tax years beginning prior to January 1, 1998, pursuant to applicable Treasury Regulations, to be taxed as a REIT, we were required to maintain certain records and request on an annual basis certain information from our stockholders designed to disclose the actual ownership of our outstanding shares. We have complied with such requirements. For our tax years beginning on or after January 1, 1998, these records and informational requirements are no longer a condition to REIT qualification. Instead, a monetary penalty will be imposed for failure to comply with these requirements. If we comply with these regulatory rules, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (vi) above, we will be treated as having met the requirement.

Qualified REIT Subsidiaries

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of ours will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states.

Taxable REIT Subsidiaries

A “taxable REIT subsidiary” is a corporation in which we directly or indirectly own stock and that elects with us to be treated as a taxable REIT subsidiary under Section 856(l) of the Code. In addition, if one of our taxable

REIT subsidiaries owns, directly or indirectly, securities representing more than 35% of the vote or value of a subsidiary corporation, that subsidiary will automatically be treated as a taxable REIT subsidiary of ours. A taxable REIT subsidiary is a corporation subject to federal income tax, and state and local income tax where applicable, as a regular “C” corporation. No more than 20% (or 25% for tax years beginning after July 30, 2008) of our assets may consist of the securities of one or more taxable REIT subsidiaries.

Generally, a taxable REIT subsidiary can perform impermissible tenant services without causing us to receive impermissible tenant services income under the REIT income tests. However, several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to us. In addition, we will be obligated to pay a 100% penalty tax on some payments that we receive or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements among us, our tenants and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties.

In connection with joint ventures with Investcorp International, Inc. with respect to our investments in 233 North Michigan Avenue in Chicago and the Viad Building in Phoenix, we elected to treat two of our subsidiaries as taxable REIT subsidiaries.

Income Tests

In order for us to maintain qualification as a REIT, two percentage tests relating to the source of our gross income must be satisfied annually. First, at least 75% of our gross income (excluding gross income from prohibited transactions and for tax years beginning after July 30, 2008, real estate foreign exchange gain) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property” and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of our gross income (excluding gross income from prohibited transactions and for tax years beginning after July 30, 2008, passive foreign exchange gain) for each taxable year must be derived from such real property investments described above, dividends, interest and gain from the sale or disposition of stock or other securities that are not dealer property, or from any combination of the foregoing. For tax years beginning after July 30, 2008, the exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to any certain foreign currency gain derived from engaging in substantial and regular trading or dealing in securities. Beginning after October 22, 2004, gross income from certain transactions entered into by us to hedge indebtedness we incur to acquire or carry real estate assets and that are properly and timely identified as hedging transactions is not included in gross income for purposes of the 95% income test, but will continue to be taken into account as nonqualifying income for purposes of the 75% income test. To the extent that we hedge with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the income tests. For hedging transactions entered into after July 30, 2008, income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests. A “hedging transaction” means either (1) any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets or (2) for transactions entered into after July 30, 2008, any transaction entered into primarily to mange the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). We will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

Rents received by us will qualify as “rents from real property” in satisfying the above gross income tests only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, amounts received or accrued generally will not be excluded from “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Second, rents received from a tenant will not qualify as “rents from real property” if we, or a direct or indirect owner of 10% or more of our stock, actually or constructively owns 10% or more of such tenant. We may, however, lease our properties to a taxable REIT subsidiary and rents received from that subsidiary will not be disqualified from being “rents from real property” by reason of our ownership interest in the subsidiary if at least 90% of the property in question is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. However, if we own more than 50% of the vote or value of the taxable REIT subsidiary, and the rent payable is increased pursuant to a lease renegotiation, then the increase in rent will not be treated as qualifying rent.

Third, if rent attributable to personal property that is leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as “rents from real property.” Under prior law, this 15% test was based on the relative adjusted tax basis of both the real and personal property. For taxable years beginning after December 31, 2000, the test is based on the relative fair market value of the real and personal property.

Generally, for rents to qualify as “rents from real property” for the purposes of the gross income tests, we are only allowed to provide services that are both “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Income received from any other service will be treated as “impermissible tenant service income” unless the service is provided through an independent contractor that bears the expenses of providing the services and from whom we derive no revenue or through a taxable REIT subsidiary, subject to specified limitations. The amount of impermissible tenant service income we receive is deemed to be the greater of the amount actually received by us or 150% of our direct cost of providing the service. If the impermissible tenant service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from that property, the income will not cause the rent paid by tenants of that property to fail to qualify as rents from real property, but the impermissible tenant service income itself will not qualify as rents from real property.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year beginning after October 22, 2004, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. These relief provisions generally will be available if our failure to meet such tests was due to reasonable cause and not due to willful neglect, and if we timely file a schedule describing each item of our gross income in accordance with Treasury Regulations. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in “— Taxation of Our Company as a REIT,” even if these relief provisions were to apply, a tax would be imposed with respect to the excess net income.

If we fail to satisfy one or both of the gross income tests for any taxable year beginning on or before October 22, 2004, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•      our failure to meet such tests was due to reasonable cause and not due to willful neglect;

•      we attach a schedule of the sources of our gross income to our tax return; and

•      any incorrect information on the schedule was not due to fraud with intent to evade tax.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “— Taxation of Our Company as a REIT,” even if the relief provisions were to apply, we would incur a 100% tax on the gross income attributable to the greater of (i) the amount by which we fail the 75% gross income test and (ii) the amount by which 90% (95% in the case of a failure occurring during a taxable year beginning after October 22, 2004), in each case, of our gross income exceeds the amount of qualifying income under the 95% gross income test, multiplied in either case by a fraction intended to reflect our profitability.

Asset Tests

At the close of each quarter of our taxable year, we must satisfy six tests relating to the nature of our assets.

1. At least 75% of the value of our total assets must be represented by “real estate assets,” cash, cash items (which beginning for tax years after July 30, 2008 includes certain foreign currency) and government securities. Our real estate assets include, for this purpose, our allocable share of real estate assets held by the partnerships in which we own an interest, and the noncorporate subsidiaries of these partnerships, as well as stock or debt instruments held for less than one year purchased with the proceeds of an offering of our shares or a public offering of our long-term debt.

2. Not more than 25% of our total assets may be represented by securities, other than those in the 75% asset class.

3. The value of any one nongovernment issuer’s securities owned by us may not exceed 5% of the value of our total assets.

4. We may not own more than 10% of any one issuer’s outstanding voting securities.

5. We may not own more than 10% of the total value of the outstanding securities of any one issuer.

6. Not more than 20% (or 25% for tax years beginning after July 30, 2008) of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

For purposes of these asset tests, the securities of qualified REIT subsidiaries are not taken into account, and any assets owned by our qualified REIT subsidiaries are treated as owned directly by us.

For purposes of these asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or taxable REIT subsidiary, mortgage loans that constitute real estate assets or equity interests in a partnership or any entity that is disregarded for federal income tax purposes. For purposes of the 10% value test, debt instruments issued by a partnership are not classified as “securities” to the extent of our interest as a partner in such partnership (based on our proportionate share of the partnership’s equity interests and certain debt securities) or if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test. For purposes of the 10% value test, the term “securities” also does not include securities issued by another REIT, certain “straight debt” securities (for example, qualifying debt securities of a corporation of which we own no equity interest), loans to individuals or estates, and accrued obligations to pay rent.

With respect to each issuer in which we currently own an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that our pro rata share of the value of the securities, including unsecured debt, of any such issuer does not exceed 5% of the total value of our assets and that we comply with the 10% voting securities limitation and 10% value limitation (taking into account the “straight debt” exceptions with respect to certain issuers). In addition, we believe that our securities of taxable REIT subsidiaries do not exceed 20% (or, beginning with tax years after July 30, 2008, 25%) of the value of our total assets. With respect to our compliance with each of these asset tests, however, we cannot provide any assurance that the Internal Revenue Service might not disagree with our determination.

We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if one of the following exceptions applies:

•      we satisfied the asset tests at the end of the preceding calendar quarter, and the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non qualifying assets; or

•      we eliminate any discrepancy within 30 days after the close of the calendar quarter in which it arose.

Moreover, if we fail to satisfy the asset tests at the end of a calendar quarter during a taxable year beginning after October 22, 2004, we will not lose our REIT status if one of the following additional exceptions applies:

•      De Minimis Exception.  The failure is due to a violation of the 5% or 10% asset tests referenced above and is “de minimis” (for this purpose, a “de minimis” failure is one that arises from our ownership of assets the total value of which does not exceed the lesser of 1% of the total value of our assets at the end of the quarter in which the failure occurred and $10 million), and we either dispose of the assets that caused the failure or otherwise satisfy the asset tests within 6 months of the last day of the quarter in which we identify the failure; or

•      Non De Minimis Exception.  All of the following requirements are satisfied: (i) the failure does not qualify for the De Minimis Exception, (ii) the failure is due to reasonable cause and not willful neglect, (iii) we file a schedule in accordance with Treasury Regulations providing a description of each asset that caused the failure, (iv) we either dispose of the assets that caused the failure or otherwise satisfy the asset tests within 6 months of the last day of the quarter in which we identify the failure, and (v) we pay an excise tax as described in “— Taxation of Our Company as a REIT.”

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (i) the sum of (a) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain) and (b) 90% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income over 5% of our REIT taxable income. Such distributions generally must be paid in the taxable year to which they relate. Dividends may be paid in the following year in two circumstances. First, dividends may be declared in the following year if the dividends are declared before we timely file our tax return for the year and if made before the first regular dividend payment after such declaration. Second, if we declare a dividend in October, November or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend on December 31 of the year in which the dividend was declared. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax on the nondistributed amount at regular capital gains and ordinary corporate tax rates. Furthermore, if we should fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year; (ii) 95% of our REIT capital gain net income for such year; and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

We may elect to retain and pay tax on our net long-term capital gains and require our stockholders to include their proportionate share of such undistributed net capital gains in their income. If we make such election, our stockholders would receive a tax credit attributable to their share of the capital gains tax paid by us, and would receive an increase in the basis of their shares in us in an amount equal to the stockholder’s share of the undistributed net long-term capital gain reduced by the amount of the credit. Further, any undistributed net long-term capital gains that are included in the income of our stockholders pursuant to this rule will be treated as distributed for purposes of the 4% excise tax.

We have made and intend to continue to make timely distributions sufficient to satisfy the annual distribution requirements. It is possible, however, that we, from time to time, may not have sufficient cash or liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at our taxable income, or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceeds the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, we may arrange for short term, or possibly long term, borrowing to permit the payment of required dividends. If the amount of nondeductible expenses exceeds noncash deductions, we may refinance our indebtedness to reduce principal payments and may borrow funds for capital expenditures.

Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year that may be included in our deduction for dividends paid for the earlier year. Thus, we may avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction taken for deficiency dividends.

Prohibited Transaction Rules

A REIT will incur a 100% penalty tax on the net income derived from a sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business (a “prohibited transaction”). We believe that none of our assets is held for sale to customers and that a sale of any of our assets would not be in the ordinary course of its business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Although we will attempt to ensure that none of our sales of property will constitute a prohibited transaction, we cannot assure investors that none of such sales will be so treated. Under a safe harbor provision in the Internal Revenue Code, however, income from certain sales of real property held by the REIT will not be treated as income from a prohibited transaction if the following requirements are met:

•      the REIT has held the property for not less than four years (or, for sales made after July 30, 2008, two years);

•      the aggregate expenditures made by the REIT, during the four year period (or, for sales made after July 30, 2008, two-year period) preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the net selling price of the property;

•      either (1) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1033 of the Code applies, (2) the aggregate adjusted bases of all such property sold by the REIT during the year did not exceed 10% of the aggregate bases of all the assets of the REIT at the beginning of the year or (3) for sales made after July 30, 2008, the aggregate fair market value of all such property sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year;

•      in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least four years (or, for sales made after July 30, 2008, two years) for the production of rental income; and

•      if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income.

Failure to Qualify

Effective for taxable years beginning after October 22, 2004, if we fail to qualify as a REIT and such failure is not an asset test or income test failure, we generally will be eligible for a relief provision if the failure is due to reasonable cause and not willful neglect and we pay a penalty of $50,000 with respect to such failure.

If we fail to qualify for taxation as a REIT in any taxable year and no relief provisions apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us, nor will such distributions be required to be made. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

Tax Aspects of Our Investments in Partnerships

General.  Many of our investments are held through subsidiary partnerships and limited liability companies. This structure may involve special tax considerations. These tax considerations include the following:

1. the status of each subsidiary partnership and limited liability company taxed as a partnership (as opposed to an association taxable as a corporation) for income tax purposes; and

2. the taking of actions by any of the subsidiary partnerships or limited liability companies that could adversely affect our qualification as a REIT.

We believe that each of the subsidiary partnerships and each of the limited liability companies that are not disregarded entities for federal income tax purposes will be treated for tax purposes as partnerships (and not as associations taxable as corporations). If any of the partnerships were to be treated as a corporation, it would be subject to an entity level tax on its income. In such a situation, the character of our assets and items of gross income would change, which could preclude us from satisfying the asset tests and possibly the income tests, and in turn prevent us from qualifying as a REIT. In addition, if any of the partnerships were treated as a corporation, it is likely that we would hold more than 10% of the voting power or value of the entity and would fail to qualify as a REIT. See “— Asset Tests.”

A REIT that is a partner in a partnership will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership’s income. In addition, the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs. Thus, our proportionate share of the assets and items of income of each subsidiary partnership and limited liability company that is treated as a partnership for federal income tax purposes is treated as our assets and items of income for purposes of applying the asset and income tests. We have sufficient control over all of the subsidiaries that are treated as partnerships for federal income tax purposes to protect our REIT status and intend to operate them in a manner that is consistent with the requirements for our qualification as a REIT.

Taxation of Stockholders

Taxation of Taxable U.S. Stockholders.  As used in the remainder of this discussion, the term “U.S. Stockholder” means a beneficial owner of common stock that is for United States federal income tax purposes:

1. a citizen or resident, as defined in Section 7701(b) of the Code, of the United States;

2. a corporation or partnership, or other entity treated as a corporation or partnership for federal income tax purposes, created or organized in or under the laws of the United States or any state or the District of Columbia;

3. an estate the income of which is subject to United States federal income taxation regardless of its source; or

4. in general, a trust subject to the primary supervision of a United States court and the control of one or more United States persons.

If an entity treated as a partnership for U.S. federal income tax purposes holds common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If the investor is a partner of a partnership holding common stock, the investor should consult his or her tax advisor regarding the tax consequences of the ownership and disposition of common stock. Generally, in the case of a partnership that holds our stock, any partner that would be a U.S. Stockholder if it held the stock directly is also a U.S. Stockholder.

As long as we qualify as a REIT, distributions made to our taxable U.S. Stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends or retained capital gains) will be taken into account by them as ordinary income, and corporate stockholders will not be eligible for the dividends received deduction as to such amounts. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of such stockholder’s stock, but rather will reduce the adjusted basis of such shares (but not below zero) as a return of capital. To the extent that such distributions exceed the adjusted basis of a stockholder’s stock, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the stockholder. In addition, any dividend declared by us in October, November or December of any year payable to a stockholder of record on a specific date in any such month shall be treated as both paid by us and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year. For purposes of determining what portion of a distribution is attributable to current or accumulated earnings and profits, earnings and profits will first be allocated to distributions made to holders of the shares of preferred stock. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of ours.

In general, any gain or loss realized upon a taxable disposition of shares by a stockholder who is not a dealer in securities will be treated as a long-term capital gain or loss if the shares have been held for more than one year, otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of stock by a stockholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as long-term capital loss to the extent of distributions from us required to be treated by such stockholder as long-term capital gain.

Distributions that we properly designate as capital gain dividends will be taxable to stockholders as gains (to the extent that they do not exceed our actual net capital gain for the taxable year) from the sale or disposition of a capital asset held for greater than one year. If we designate any portion of a dividend as a capital gain dividend, a U.S. Stockholder will receive an Internal Revenue Service Form 1099-DIV indicating the amount that will be taxable to the stockholder as capital gain. However, stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income. A portion of capital gain dividends received by noncorporate taxpayers may be subject to tax at a 25% rate to the extent attributable to certain gains realized on the sale of real property. In addition, noncorporate taxpayers are generally taxed at a maximum rate of 15% on net long-term capital gain (generally, the excess of net long-term capital gain over net short-term capital loss) attributable to gains realized on the sale of property held for greater than one year.

Distributions we make and gain arising from the sale or exchange by a stockholder of shares of our stock will not be treated as passive activity income, and, as a result, stockholders generally will not be able to apply any “passive losses” against such income or gain. Distributions we make (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our stock (or distributions treated as such) will not be treated as investment income under certain circumstances.

Upon any taxable sale or other disposition of our stock, a U.S. Stockholder will recognize gain or loss for federal income tax purposes on the disposition of our stock in an amount equal to the difference between

•      the amount of cash and the fair market value of any property received on such disposition; and

•      the U.S. Stockholder’s adjusted basis in such stock for tax purposes.

Gain or loss will be capital gain or loss if the stock has been held by the U.S. Stockholder as a capital asset. The applicable tax rate will depend on the stockholder’s holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the stockholder’s tax bracket. A U.S. Stockholder who is an individual or an estate or trust and who has long-term capital gain or loss will be subject to a maximum capital gain rate of 15%. U.S. Stockholders that acquire, or are deemed to acquire, stock after December 31, 2000 and who hold the stock for more than five years and certain low income taxpayers may be eligible for a lower long-term capital gains rate. However, to the extent that the capital gain realized by a noncorporate stockholder on the sale of REIT stock corresponds to the REIT’s “unrecaptured Section 1250 gain,” such gain would be subject to tax at a rate of 25%. Stockholders are advised to consult with their own tax advisors with respect to their capital gain tax liability.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced the maximum individual tax rate for long-term capital gains generally from 20% to 15% (for sales occurring after May 6, 2003 through December 31, 2008) and for dividends generally from 38.6% to 15% (for tax years from 2003 through 2008). The Tax Increase Prevention and Reconciliation Act of 2005 extended the lower capital gains and dividend rates through taxable years beginning on or before December 31, 2010. In 2011, the maximum tax rate on long-term capital gains will return to 20%, and the maximum rate on dividends will be 39.6%. Because we are not generally subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our stockholders, our dividends will generally not be eligible for the 15% tax rate on dividends. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rates applicable to ordinary income. However, the 15% tax rate for long-term capital gains and dividends will generally apply to:

1. your long-term capital gains, if any, recognized on the disposition of our shares;

2. our distributions designated as long-term capital gain dividends (except to the extent attributable to “unrecaptured Section 1250 gain,” in which case such distributions would continue to be subject to a 25% tax rate);

3. our dividends attributable to dividends received by us from non-REIT corporations, such as taxable REIT subsidiaries; and

4. our dividends to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income).

Taxation of Tax-Exempt Stockholders.  Provided that a tax-exempt stockholder has not held its stock as “debt financed property” within the meaning of the Code, the dividend income from us will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt stockholder. Similarly, income from the sale of stock will not constitute UBTI unless the tax-exempt stockholder has held its stock as debt financed property within the meaning of the Code or has used the stock in a trade or business. However, for a tax-exempt stockholder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust, or qualified group legal services plan exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, or a single parent title-holding corporation exempt under Section 501(c)(2) of the Code the income of which is payable to any of the aforementioned tax-exempt organizations, income from an investment in us will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Code. These tax exempt stockholders should consult their own tax advisors concerning these “set aside” and reserve requirements.

A “qualified trust” (defined to be any trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code) that holds more than 10% of the value of the shares of a REIT may be required, under certain circumstances, to treat a portion of distributions from the REIT as UBTI. This requirement will apply for a taxable year only if (i) the REIT satisfies the requirement that not more than 50% of the value of its shares be held by five or fewer individuals (the “five or fewer requirement”) only by relying on a special “look through” rule under which shares held by qualified trust stockholders are treated as held by the beneficiaries of such trusts in proportion to their actuarial interests therein; and (ii) the REIT is “predominantly held” by qualified trusts. A REIT is “predominantly held” by qualified trusts if either (i) a single qualified trust holds more than 25% of the value of the REIT shares, or (ii) one or more qualified trusts, each owning more than 10% of the value of the REIT shares, hold in the aggregate more than 50% of the value of the REIT shares. If the foregoing requirements are met, the percentage of any REIT dividend treated as UBTI to a qualified trust that owns more than 10% of the value of the REIT shares is equal to the ratio of (i) the UBTI earned by the REIT (computed as if the REIT were a qualified trust and therefore subject to tax on its UBTI) to (ii) the total gross income (less certain associated expenses) of the REIT for the year in which the dividends are paid. A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year.

The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the five or fewer requirement without relying on the “look through” rule. The restrictions on ownership of stock in our charter should prevent application of the foregoing provisions to qualified trusts purchasing our stock, absent a waiver of the restrictions by the board of directors.

Taxation of Non-U.S. Stockholders.  The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, “Non-U.S. Stockholders”) are complex, and no attempt will be made herein to provide more than a limited summary of such rules. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Stockholder. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of U.S. federal, state and local income tax laws with regard to an investment in our common stock, including any reporting requirements.

Distributions that are not attributable to gain from sales or exchanges by us of U.S. real property interests and not designated by us as capital gain dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces such rate. However, if income from the investment in our stock is treated as effectively connected with the Non-U.S. Stockholder’s conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to a tax at graduated rates in the same manner as U.S. Stockholders are taxed with respect to such dividends (and may also be subject to a branch profits tax of up to 30% if the stockholder is a foreign corporation). We expect to withhold U.S. federal income tax at the rate of 30% on the gross amount of any dividends paid to a Non-U.S. Stockholder that are not designated as capital gain dividends, unless (i) a lower treaty rate applies and the Non-U.S. Stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us or (ii) the Non-U.S. Stockholder files an IRS Form W-8ECI with us claiming that the distribution is income treated as effectively connected to a U.S. trade or business. Such forms shall be filed every three years unless the information on the form changes before that date.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder’s stock, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder’s shares, they will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his or her stock as described below. We may be required to withhold U.S. federal income tax at the rate of at least 10% on distributions to Non-U.S. Stockholders that are not paid out of current or accumulated earnings and profits unless the Non-U.S. Stockholders provide us with withholding certificates evidencing their exemption from withholding tax. If it cannot be determined at the time that such a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Stockholder may seek a refund of such amounts from the Service if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits.

Distributions that are attributable to gain from sales or exchanges by us of U.S. real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). Under FIRPTA, these distributions are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. business. Thus, Non-U.S. Stockholders will be taxed on such distributions at the normal capital gain rates applicable to U.S. Stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to treaty relief or exemption. We are required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by us as a capital gain dividend. This amount is creditable against the Non-U.S. Stockholder’s FIRPTA tax liability.

For any taxable year beginning after October 22, 2004, a Non-U.S. Stockholder that owns no more than 5% of our common stock at all times during the one year period preceding the distribution will not be subject to 35% FIRPTA withholding with respect to distributions that are attributable to gain from our sale or exchange of U.S. real property interests, provided that our common stock continues to be regularly traded on an established securities market located in the United States. Instead, any distributions made to such Non-U.S. Stockholder will be subject to the general withholding rules discussed above in “Taxation of Non-U.S. Stockholders,” which generally impose a withholding tax equal to 30% of the gross amount of each distribution (unless reduced by treaty).

Gain recognized by a Non-U.S. Stockholder upon the sale or exchange of our stock generally would not be subject to U.S. taxation unless:

•      the investment in our stock is effectively connected with the Non-U.S. Stockholder’s U.S. trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as domestic stockholders with respect to any gain;

•      the Non-U.S. Stockholder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the non-resident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

•      our stock constitutes a U.S. real property interest within the meaning of FIRPTA, as described below.

Our stock will not constitute a U.S. real property interest if we are a domestically-controlled REIT. We will be a domestically-controlled REIT if, at all times during a specified testing period, less than 50% in value of our stock is held directly or indirectly by Non-U.S. Stockholders.

We believe that, currently, we are a domestically controlled REIT and, therefore, that the sale of our stock would not be subject to taxation under FIRPTA. Because our stock is publicly traded, however, we cannot guarantee that we are or will continue to be a domestically-controlled REIT.

Even if we do not qualify as a domestically-controlled REIT at the time a Non-U.S. Stockholder sells our stock, gain arising from the sale still would not be subject to FIRPTA tax if:

•      the class or series of shares sold is considered regularly traded under applicable Treasury Regulations on an established securities market, such as the NYSE, located in the United States; and

•      the selling Non-U.S. Stockholder owned, actually or constructively, 5% or less in value of the outstanding class or series of stock being sold throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of our stock were subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to regular U.S. federal income tax with respect to any gain in the same manner as a taxable U.S. Stockholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of non-resident alien individuals.

State and Local Taxes.  We and our stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside (although U.S. Stockholders who are individuals generally should not be required to file state income tax returns outside of their state of residence with respect to our operations and distributions). The state and local tax treatment of us and our stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the common stock.

Backup Withholding Tax and Information Reporting

U.S. Stockholders.  In general, information-reporting requirements will apply to certain U.S. Stockholders with regard to payments of dividends on our stock and payments of the proceeds of the sale of our stock, unless an exception applies.

The payor will be required to withhold tax on such payments at the rate of 28% through 2010 and absent legislative action, the rate is scheduled to increase to 31% in 2011 and thereafter if (i) the payee fails to furnish a taxpayer identification number, or TIN, to the payor or to establish an exemption from backup withholding, (ii) the Internal Revenue Service notifies the payor that the TIN furnished by the payor is incorrect (iii) there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code, or (iv) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code.

Some holders, including corporations, may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against the holder’s U.S. federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Non-U.S. Stockholders.  Generally, information reporting will apply to payments of dividends on our stock, interest, including original issue discount, and backup withholding as described above for a U.S. Stockholder, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding as described above for U.S. Stockholders unless the Non-U.S. Stockholder satisfies the requirements necessary to be an exempt Non-U.S. Stockholder or otherwise qualifies for an exemption. The proceeds of a disposition by a Non-U.S. Stockholder of our stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, a foreign partnership if partners who hold more than 50% of the interests in the partnership are U.S. persons, or a foreign partnership that is engaged in the conduct of a trade or business in the U.S., then information reporting generally will apply as though the payment was made through a U.S. office of a U.S. or foreign broker.

Applicable Treasury Regulations provide presumptions regarding the status of holders when payments to the holders cannot be reliably associated with appropriate documentation provided to the payor. Under these Treasury Regulations, some holders are required to provide new certifications with respect to payments made after December 31, 2000. Because the application of these Treasury Regulations varies depending on the stockholder’s particular circumstances, you are advised to consult your tax advisor regarding the information reporting requirements applicable to you.

Sunset of Tax Provisions and Possible Legislative or Other Actions Affecting Tax Considerations

Several of the tax considerations described herein are subject to a sunset provision. The sunset provision generally provides that for taxable years beginning after December 31, 2010, certain provisions that are currently in the Code will revert back to a prior version of those provisions. These provisions include provisions related to qualified dividend income, the application of the 15% capital gains rate to qualified dividend income and other tax rates described herein. The impact of this reversion is not discussed herein. Consequently, prospective security holders should consult their own tax advisors regarding the effect of sunset provisions on an investment in our stock.

In addition, prospective investors should recognize that the present U.S. federal income tax treatment of an investment in our stock may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department, resulting in revisions of Treasury Regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in our stock.

PLAN OF DISTRIBUTION

We or any selling stockholder may sell the securities offered pursuant to any applicable prospectus supplement, directly to one or more purchasers or through dealers, agents or underwriters, or through a combination of methods. Selling stockholders to be named in a prospectus supplement may offer and sell, from time to time, the securities up to such amounts as set forth in a prospectus supplement. The securities offered pursuant to any applicable prospectus supplement may be sold in at-the-market equity offerings (as defined in Rule 415(a)(4) of the Securities Act) or on a negotiated or competitive bid basis through underwriters or dealers or directly to other purchasers or through agents. We will name any underwriter, dealer or agent involved in the offer and sale of the securities in the applicable prospectus supplement. We reserve the right to sell the securities directly to investors on our own behalf in those jurisdictions where and in such manner as we are authorized to do so.

The securities may be distributed from time to time in one or more transactions:

•      at a fixed price or prices, which may be changed;

•      at market prices prevailing at the time of sale;

•      at prices related to prevailing market prices; or

•      at negotiated prices.

We may also, from time to time, authorize underwriters, dealers or other persons, acting as our agents, to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of the securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

If any agents, dealers or underwriters are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. We will also describe in the applicable prospectus supplement any discounts, concessions or commissions allowed by underwriters to participating dealers. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements with any underwriters, dealers and agents which may entitle them to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement for certain expenses. We will describe any indemnification agreements in the applicable prospectus supplement.

Unless we specify otherwise in the applicable prospectus supplement, any series of preferred stock issued hereunder will be a new issue with no established trading market. If we sell any shares of our common stock pursuant to a prospectus supplement, such shares will be listed on the New York Stock Exchange, subject to official notice of issuance. We may elect to list any series of preferred stock issued hereunder on any exchange, but we are not obligated to do so. It is possible that one or more underwriters or agents may make a market in the preferred stock, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, we cannot assure you as to the liquidity of the trading market for the securities.

If indicated in the applicable prospectus supplement, we may authorize underwriters, dealers or other persons acting as our agents to solicit offers by certain institutions or other suitable persons to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the prospectus supplement. We may make delayed delivery with various institutions, including commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions. Delayed delivery contracts will be subject to the condition that the purchase of the securities covered by the delayed delivery contracts will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which the purchaser is subject. The underwriters and agents will not have any responsibility with respect to the validity or performance of these contracts.

To facilitate an offering of the securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involves the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover the over-allotment option. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

Certain of the underwriters, dealers or agents and their respective associates may be customers of, and/or engage in transactions with and perform services for, us in the ordinary course of business.

LEGAL MATTERS

The legality of the securities and certain other legal matters have been passed upon for us by Jaeckle Fleischmann & Mugel, LLP, Buffalo, New York.

EXPERTS

The consolidated financial statements of Parkway Properties, Inc. appearing in Parkway Properties, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2007 (including schedules appearing therein), and the effectiveness of Parkway Properties, Inc.’s internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and Parkway Properties Inc.’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The audit report on the consolidated historical-cost balance sheets of Parkway Properties Office Fund, LP (the Partnership) as of December 31, 2007 and 2006, and the related consolidated historical-cost statements of operations, changes in partners’ capital, and cash flows for the years then ended, as well as the supplemental consolidated current-value balance sheets of the Partnership as of December 31, 2007 and 2006, and the related supplemental consolidated current-value statements of operations and changes in partners’ capital for the years then ended, has been incorporated by reference herein in reliance of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.